Filed Pursuant to General Instruction II.L. of Form F-10;

File No. 333-194068

PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated February 28, 2014)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information contained herein is subject to completion or amendment. This prospectus supplement, together with the accompanying short form base shelf prospectus dated February 28, 2014 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated February 28, 2014 from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

New issue	March 12, 2014

US$60,562,500

Common Shares

2,125,000 Common Shares

Tekmira Pharmaceuticals Corporation is hereby qualifying for distribution 2,125,000 common shares (“common shares”) at a price of US$28.50 per common share (the “offering”). Leerink Partners LLC and certain of its broker-dealer affiliates (the “underwriter”) is acting as underwriter in respect of the offering in the United States pursuant to an underwriting agreement to be entered into between us and the underwriter. See “Underwriting”. Leerink Partners LLC is not registered as a dealer in any Canadian jurisdiction and accordingly, will only sell common shares in the United States. This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of common shares in British Columbia or in any other province or territory in Canada at any time.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 10 of the accompanying short form base shelf prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, some of our officers and directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States and certain of the experts named in this prospectus supplement are residents of Canada and a substantial portion of our assets are located outside the United States.

The underwriter, as principal, is conditionally offering the common shares, subject to prior sale, when, as and if issued and accepted by the underwriter in accordance with the terms and conditions in the underwriting agreement referred to under ‘‘Underwriting,’’ and subject to the approval of legal matters by the underwriter’s counsel, including the validity of the common shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. Subject to the terms and conditions set forth in the underwriting agreement, the underwriter has agreed to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If the underwriter defaults, the underwriting agreement provides that the underwriting agreement may be terminated. In connection with the offering, the underwriter may, subject to applicable laws, engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price. The offering price of the common shares sold under the underwriting agreement was determined by negotiation between us and the underwriter. After the initial offering of common shares pursuant to this prospectus supplement, the public offering price, concession or any other term of the offering may be changed. See “Underwriting”.

Delivery of the common shares is expected to be made on or about March 18, 2014. We have granted a 30-day over-allotment option to the underwriter to cover over-allocations, if applicable, and for market stabilization purposes. If the underwriter exercises the over-allotment option in full, the total underwriting discounts and commissions payable by us will be $4,178,813, and the total proceeds to us, before expenses but after deducting fees, will be $65,468,063. See “Underwriting”. We estimate the total expenses of this offering, excluding underwriting commissions and discounts, to be approximately $314,000.

This prospectus supplement qualifies the grant of the over-allotment and the distribution of the common shares issuable upon exercise of the over-allotment option. A purchaser who acquires common shares forming part of the underwriter’s over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Underwriter’s Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-allotment option	$9,084,375, or 318,750 common shares	Exercisable at any time until the date that is 30 days following the date of this prospectus supplement	$28.50 per common share, less the underwriting discount

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TKM” and on The NASDAQ Global Market (the “NASDAQ”) under the symbol “TKMR”. On March 12, 2014, the closing price of our common shares on the TSX was C$33.21 per share and US$29.96 per share on the NASDAQ. We have applied to have the common shares offered pursuant to this prospectus supplement listed on the TSX and NASDAQ. Listing will be subject to us fulfilling all the listing requirements of the TSX and NASDAQ. Subject to applicable laws, the underwriter may, in connection with the offering of common shares, effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Underwriting”.

This prospectus supplement contains references to both United States dollars and Canadian dollars. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “dollars” or “$” or “US$”. Canadian dollars are referred to as “C$”. Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Sole Manager

Leerink Partners

S - ii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding our company contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to this offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying short form base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying short form base shelf prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find Additional Information”.

You should rely only on information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents we incorporate by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying short form base shelf prospectus or the information incorporated by reference herein or therein, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying short form base shelf prospectus, including the information contained herein and therein, is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

As used in this prospectus supplement, references to:

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira; and

•	“We”, “us”, “our”, and “Tekmira” means Tekmira Pharmaceuticals Corporation and, depending on the context, includes Protiva, Protiva Biotherapeutics (USA), Inc. (a wholly-owned subsidiary of the Company) and Protiva Agricultural Development Company Inc. (a wholly-owned subsidiary of Protiva).

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with U.S. GAAP. Historically, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also SEC registrants the option of preparing their financial statements under U.S. GAAP. Based on the fact that a number of our peers and collaborators report under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements in this prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, include statements about, among others:

•	Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management;

•	RNAi (ribonucleic acid interference) product development programs;

•	the effects of Tekmira’s products on the treatment of cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, and other diseases;

•	a Phase I/II clinical trial with TKM-PLK1 (including enrollment of patients with Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC), and interim results of such clinical trial in the second half of 2014, with the full data set in 2015;

•	the initiation in the first half of 2014 of another Phase I/II clinical trial with TKM-PLK1 enrolling patients with Hepatocellular Carcinoma (HCC);

•	the employment of a liver-centric-LNP formulation in TKM-HBV;

•	completion of the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial, with data available in 2015;

•	a Phase I clinical trial with TKM-Ebola;

•	Fast Track designation from the U.S. Food and Drug Administration (FDA) for the development of TKM-Ebola;

•	Additional funding opportunities for TKM-Marburg;

•	completion of necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial;

•	third generation liver-centric LNP formulations, and in particular, glycogen storage diseases and rare forms of hypertriglyceridemia, and the expectation to identify another development candidate in 2014;

•	ongoing advances in next-generation LNP technologies;

•	the potential quantum of value of the transactions contemplated in the Monsanto option agreement;

•	the use of LNP technology by Tekmira’s licensees and expected milestone and royalty payments from commercial sales of Tekmira’s product development partners;

•	the proposed underwritten offering of common shares contemplated herein, including an additional over-allotment option;

•	proposed use of proceeds for the offering of common shares contemplated herein; and

•	arbitration proceedings with Alnylam Pharmaceuticals, Inc. (Alnylam) in connection with ALN-VSP.

With respect to the forward-looking statements contained in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the effectiveness of Tekmira’s products as a treatment for cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, or other diseases; the timing and obtaining of regulatory approvals for the clinical development of Tekmira’s products; the use of LNP technology by Tekmira’s development partners and licensees and subsequent timing and results of clinical data releases; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Monsanto, Spectrum Pharmaceuticals, Inc. (Spectrum), and the U.S. Department of Defense (DoD); Tekmira’s financial position and its ability to execute its business strategy; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein and in the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein. Known risk factors include, among others:

•	Tekmira’s products may not prove to be effective or as potent as currently believed;

•	completion of preclinical work and IND applications may not occur as currently anticipated, or at all;

•	Tekmira may never identify another product development candidate;

•	anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate;

•	Tekmira may not receive the necessary regulatory approvals for the clinical development of Tekmira’s products;

•	Tekmira may lose the arbitration proceedings with Alnylam in connection with ALN-VSP;

•	Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all;

•	anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira;

•	there may be no further advancements in next-generation LNP technologies;

•	the FDA may refuse to approve TKM-Ebola, or place restrictions on its ability to commercialize TKM-Ebola;

•	Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others;

•	Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of;

•	payments received from third parties may not be sufficient to fund Tekmira’s continued business plan as currently anticipated;

•	future operating results are uncertain and likely to fluctuate;

•	Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all;

•	economic and capital market conditions;

•	the proposed underwritten offering of common shares contemplated herein may not be completed on the terms (including proposed use of proceeds) and in the timeframe currently anticipated, or at all; and

•	Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements.

More detailed information about these and other factors is included in this prospectus supplement and the accompanying short form base shelf prospectus under the sections entitled “Risk Factors”, as well as in the documents incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Corporate Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604) 419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this prospectus supplement:

(a)	our audited consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes comprising a summary of significant accounting policies and other explanatory information;

(b)	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013;

(c)	our annual information form on Form 20-F dated March 27, 2013 for the fiscal year ended December 31, 2012;

(d)	our material change report dated January 23, 2014 regarding the signing of an option agreement with Monsanto supporting the application of Tekmira’s proprietary delivery technology and related intellectual property (IP) for use in agriculture, pursuant to which Monsanto may obtain a license to use the Tekmira’s proprietary delivery technology;

(e)	our material change report dated November 5, 2013 regarding the closing of the full over-allotment option in connection with Tekmira’s offering of $30 million of common shares, increasing the total gross proceeds of the offering of common shares to $34.5 million;

(f)	our material change report dated October 25, 2013 regarding closing of an offering of common shares for aggregate gross proceeds of $30 million; and

(g)	our management information circular dated March 27, 2013, prepared in connection with the annual meeting of our shareholders held on May 14, 2013.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this prospectus supplement and during the currency of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934 if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this prospectus supplement derived from the aforementioned filings, shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this prospectus supplement derived from the aforementioned filings shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon a new management information circular relating to an annual meeting of holders of common shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the information circular for the preceding annual meeting of holders of common shares and all disclosure in this prospectus supplement derived from the information circular for the preceding annual meeting of holders of common shares shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying base shelf prospectus, the documents specified under “Documents Incorporated by Reference” in this prospectus supplement and the form of underwriting agreement have been filed or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus supplement forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia, Canada, and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon United States federal or state securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of United States federal or state securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus supplement.

Michael Abrams, Daniel Kisner, Frank Karbe, Peggy Phillips, Mark Kowalski, and Mark Murray reside outside of Canada. Although Drs. Abrams, Kisner, Kowalski and Murray, and Mr. Karbe and Ms. Phillips have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Abrams, Kisner, Kowalski, and Murray, and Mr. Karbe and Ms. Phillips.

CURRENCY AND EXCHANGE RATES

This prospectus supplement contains references to both United States dollars and Canadian dollars. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “dollars” or “$” or “US$”. Canadian dollars are referred to as “C$”. In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on March 12, 2014.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada.

	Years December 31,
	2013	2012	2011
Low	$0.9348	$0.9599	$0.9430
High	$1.0164	$1.0299	$1.0583
Average	$0.9710	$1.0004	$1.0111
End	$0.9402	$1.0051	$0.9833

On March 12, 2014, the noon exchange rate quoted by the Bank of Canada for conversion of one Canadian dollar to one United States dollar was C$1.00 = US$0.8983.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at http://www.sedar.com.

RISK FACTORS

The purchase of securities offered under this prospectus supplement involves risks that prospective purchasers should take into consideration when making a decision to purchase such securities. Investors should carefully consider the risks described in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, together with all of the other information included herein and therein, before making an investment decision. If any of the risks identified by us actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our securities could decline and you may lose part or all of your investment. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Relating To This Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

We will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. We could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering as described in the section below entitled “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

You will experience immediate and substantial dilution

Our net tangible book value as of December 31, 2013 was approximately $59.2 million, or $3.11 per common share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets and dividing this amount by the number of common shares outstanding.

After giving effect to the sale by us of 2,125,000 common shares offered at the public offering price of $28.50 per share, and after deducting underwriting commissions and estimated expenses payable by us, but not giving effect to any other transactions after December 31, 2013, our adjusted net tangible book value as of March 12, 2014 would have been approximately $115.8 million, or $5.47 per common share. This represents an immediate increase in net tangible book value of $2.36 per share to our existing shareholders and an immediate dilution in net tangible book value of $23.03 per share to new investors purchasing common shares in this offering at the public offering price. The following table illustrates this dilution on a per share basis:

Public offering price per share	$28.50
Net tangible book value per share as of December 31, 2013	$3.11
Increase per share attributable to this offering	$2.36
As adjusted net tangible book value per share after this offering	$5.47
Dilution per share to investors participating in this offering	$23.03

In addition, if the underwriter exercises its over-allotment option, you will incur additional dilution.

TEKMIRA PHARMACEUTICALS CORPORATION

This summary does not contain all the information about Tekmira Pharmaceuticals Corporation that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the BCBCA), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation (Inex), were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

OUR BUSINESS

Business Strategy

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference (RNAi) therapeutics.

Technology, product development and licensing agreements

Our focus is on advancing therapeutic products that are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We are also developing TKM-Ebola, an anti-Ebola viral therapeutic, under a contract with the U.S. Department of Defense’s (DoD) Joint Project Manager Medical Countermeasure Systems (JPM-MCS) Office. In addition, we support the development of our partners’ products by providing certain access to our lipid nanoparticle (LNP) delivery technology to pharmaceutical, biotechnology and agricultural companies.

Our Product Candidates

TKM-PLK1

Our oncology product candidate, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. Evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature.

Based on the encouraging results from the dose escalation portion and expansion cohort from our Phase I TKM-PLK1 clinical trial, we have expanded into a Phase I/II clinical trial with TKM-PLK1, which is enrolling patients with advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC). We expect interim results from this trial in the second half of 2014, with the full data set anticipated in 2015. We also expect to initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC) in the first half of 2014.

TKM-HBV

Our extensive experience in the anti-viral arena has been applied to our TKM-HBV program and the development of an RNAi therapeutic for the treatment of chronic Hepatitis B infection. We are focused on addressing the unmet need of eliminating HBV surface antigen expression in chronically infected patients. TKM-HBV is being developed as a multi-component RNAi therapeutic that targets multiple sites on the HBV genome. Because HBV is a viral infection of the liver, the TKM-HBV therapeutic will employ a liver-centric-LNP formulation that is more potent and has a broader therapeutic index than any LNP currently in clinical development. We anticipate completing the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial including chronically infected HBV patients, with data available in 2015.

TKM-Ebola and TKM-Marburg

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the DoD’s JPM-MCS Office. The stage one funding of $41.7 million for the development of TKM-Ebola includes completion of preclinical development, filing an IND application with the FDA and the completion of a Phase I human safety clinical trial. The funding is paid through monthly reimbursements, and the DoD has the ability to cancel at any time. In January 2014, we commenced a Phase I clinical trial assessing the safety, tolerability and pharmacokinetics of administering TKM-Ebola to healthy adult subjects.

Like Ebola, Marburg is a member of the filovirus family of hemorrhagic fever viruses, and there are currently no approved therapeutics available for the treatment of Marburg infection. In 2010, Tekmira and University of Texas Medical Branch (UTMB) were awarded a National Institutes of Health (NIH) grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections. Tekmira expects to continue to build on the data generated by this collaboration and pursue additional funding opportunities for TKM-Marburg.

TKM-ALDH2

TKM-ALDH2 is a unique application of RNAi to develop a therapeutic to treat alcohol use disorder. TKM-ALDH2 has been designed to knock down or silence the ALDH2 enzyme to induce long term acute sensitivity to ethanol. We have developed potent RNAi trigger and combined it with a third generation LNP. Human proof of concept for ALDH2 inhibition already exists in the form of the approved drug Disulfiram. However, Disulfiram’s efficacy suffers from poor compliance because it has to be taken daily. We believe TKM-ALDH2 will induce prolonged ethanol sensitivity that will enable it to overcome the compliance limitations associated with daily dosing. We anticipate completing the necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial in healthy volunteers.

Other Preclinical Candidates

We are currently evaluating several preclinical candidates with potential in diverse therapeutic areas using key criteria to prioritize efforts. Given the extremely high efficiency of delivery for third generation liver-centric LNP formulations, we are focused on diseases where the molecular target is found in the liver, where early clinical proof-of-concept can be achieved and where there may be accelerated development opportunities. Two areas of interest are glycogen storage diseases and rare forms of hypertriglyceridemia. Our research team continues to generate data supporting a number of early stage targets, and we expect to be in a position to identify another development candidate in 2014.

Strategic Alliances

Since inception, Tekmira has fostered collaborations and partnerships with leading companies in the RNAi field, including Alnylam Pharmaceuticals, Inc., Bristol-Myers Squibb Company, Merck & Co. Inc., Takeda Pharmaceutical Company, the U.S. Department of Defense’s JPM-MCS Office, Monsanto, and other undisclosed pharmaceutical and biotechnology companies.

Alnylam has a license to use our intellectual property to develop and commercialize products and may only grant access to our LNP technology to its partners if it is part of a product sublicense. Alnylam will pay us low single digit royalties as Alnylam’s LNP-enabled products are developed and commercialized. Alnylam currently has three LNP-based products in clinical development: ALN-TTR02 (patisiran), ALN-VSP, and ALN-PCS02. We have entered an arbitration proceeding with Alnylam, as provided for under our licensing agreement, to resolve a matter related to a disputed $5 million milestone payment to Tekmira from Alnylam related to its ALN-VSP product. We have not recorded any revenue in respect of this milestone. In November 2013, Alnylam presented positive results from its Phase II clinical trial with patisiran (ALN-TTR02), an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which is enabled by our LNP technology. The program represents the most clinically advanced application of our proprietary LNP delivery technology. Alnylam also announced the initiation of the APOLLO Phase III trial of patisiran, with the study now open for enrollment, to evaluate efficacy and safety of patisiran in ATTR patients with Familial Amyloidotic Polyneuropathy (FAP). In December 2013, we received a $5 million milestone payment from Alnylam, triggered by the initiation of the APOLLO Phase III trial of patisiran. Our licensing agreement with Alnylam grants us intellectual property rights for the development and commercialization of RNAi therapeutics for specified targets. In consideration for these three exclusive and ten non-exclusive licenses, we have agreed to pay single-digit royalties to Alnylam on product sales, with milestone obligations of up to $8.5 million on the non-exclusive licenses and no milestone obligations on the three exclusive licenses.

Legacy Agreements

Marqibo, which is a novel, liposome-encapsulated formulation of the FDA-approved anticancer drug vincristine originally developed by Tekmira, was licensed from Tekmira to Talon Therapeutics in 2006. In July 2013, Talon was acquired by Spectrum. Marqibo’s approved indication is for the treatment of adult patients with Philadelphia chromosome-negative acute lymphoblastic leukemia (Ph- ALL) in second or greater relapse or whose disease has progressed following two or more lines of anti-leukemia therapy. In September 2013, we announced that Spectrum had launched Marqibo through its existing hematology sales force in the United States and has shipped the first commercial orders. We are entitled to mid-single digit royalty payments based on Marqibo’s commercial sales.

RECENT DEVELOPMENTS

Leadership Updates

In January 2014, Dr. Michael Abrams joined the company as Executive Vice President and Chief Discovery Officer, and Dr. Ian MacLachlan became head of a newly formed group focused on medical countermeasures as Executive

Vice President and Chief Technical Officer. These strategic changes, along with other recent additions to the executive team, represent both a restructuring and strengthening of our leadership, underpinning our focus as a product company with an industry-leading technology platform.

In February 2014, Ms. Peggy Phillips was appointed to our Board of Directors. The appointment of Ms. Phillips fills the vacancy created in January 2014 when Dr. Michael Abrams resigned from the Board of Directors in order to assume his current role as Tekmira’s Chief Discovery Officer. The total number of directors remains at six.

TKM-Ebola Program Update

In March 2014, we were granted a Fast Track designation from the U.S. Food and Drug Administration (FDA) for the development of TKM-Ebola. The FDA’s Fast Track is a process designed to facilitate the development and expedite the review of drugs in order to get important new therapies to the patient earlier.

Strategic Alliances Update

In January 2014, we signed an Option Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use our proprietary delivery technology. The transaction supports the application of our proprietary delivery technology and related IP for use in agriculture. The potential value of the transaction could reach up to $86.2 million following the successful completion of milestones. In January 2014, we received $14.5 million of the net $16.5 million in anticipated near term payments.

LNP Technology Innovations

Preclinical data demonstrating Tekmira’s ongoing LNP technology innovations, including the effective enablement of messenger RNA (mRNA), were presented at the AsiaTIDES Conference in Tokyo, Japan on February 25, 2014. In company studies, we have successfully integrated third generation LNP technology in LNP containing mRNA. The result is a more robust manufacturing process, increased encapsulation efficiency, and a substantial increase in mRNA potency relative to second generation systems.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering of our common shares will be approximately $56,615,000, or approximately $65,154,000 if the underwriter’s option to purchase additional common shares is exercised in full, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use any net proceeds from the sale of common shares offered by this prospectus supplement for working capital and general corporate purposes, including, but not limited to progressing our research and clinical development programs, including our various collaborative arrangements, as well as advancing and progressing our LNP technology.

As of the date of this prospectus supplement, we have not specifically allocated any of the net proceeds to any to these particular uses. Accordingly, we will have broad discretion in the application of the net proceeds and the amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, and the terms of any collaborative arrangements.

Pending the application of net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

DETAILS OF THE OFFERING

Common Shares

The offering consists of 2,125,000 common shares (2,443,750 common shares if the underwriter exercises its option to purchase additional common shares in full) at a price of $28.50 per common share.

Our authorized share capital consists of an unlimited number of common shares without par value, of which 19,775,888 were issued and outstanding as at March 12, 2014, and an unlimited number of preferred shares without par value of which none were issued and outstanding as at March 12, 2014. None of our shares are held by us or on behalf of us.

The holders of our common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares.

DIVIDEND POLICY

Our board has discretion to declare dividends, and we have not declared or paid any dividends on our common shares since the date of our incorporation.

CONSOLIDATED CAPITALIZATION

The following table sets forth our capitalization as at the dates given.

	Authorized	As at December 31, 2013(1)		As at March 12, 2014(2,3,4)		Proforma(4,5,6)
Common Shares	Unlimited	$216,701,859	19,048,900	$225,026,380	19,775,888	$281,641,130	21,900,888
Preferred Shares	Unlimited	nil	nil	nil	nil	nil	nil
Additional Paid-in Capital		$25,343,481		$24,619,125		$ 24,619,125
Total Capitalization		$242,045,340		$249,645,505		$306,260,255

(1)	This information has been prepared and is being presented, in accordance with U.S. GAAP applicable to us on December 31, 2013 and should be read in conjunction with, and is qualified in entirety by our audited consolidated financial statements for the year ended December 31, 2013, together with the notes thereto and management’s discussion and analysis relating thereto;
(2)	As at March 12, 2014, we had 755,350 warrants outstanding with a weighted average exercise price of $2.62 (C$2.92). Each warrant is convertible into one Common Share.
(3)	As at March 12, 2014, we had 1,582,280 options outstanding under our 2011 Plan, with a weighted average exercise price of $5.67 (C$6.31) and there are a further 97,398 options available for issuance. As at March 12, 2014, we had 318,599 options outstanding under the Protiva Option Plan, with a weighted average exercise price of $0.40 (C$0.44).
(4)	After giving effect to the issuance of the common shares and warrant and option exercises after December 31, 2013 and up to and including March 12, 2014.
(5)	After deducting the underwriting discounts and commissions and before deducting the expenses of the offering which we estimate will be $314,000.
(6)	If the underwriter’s option to purchase additional common shares is exercised in full, common shares will be $290,180,443 for 22,219,638 shares, and Total Capitalization will be $314,799,568. All other amounts in these columns remain the same.

UNDERWRITING

This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of common shares in British Columbia or in any other province or territory in Canada at any time.

Subject to the terms and conditions set forth in an underwriting agreement between the underwriter and us, the underwriter has agreed to purchase from us the aggregate number of shares set forth opposite its name below:

Underwriter	Number of Common Shares
Leerink Partners LLC	2,125,000
Total	2,125,000

The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriter’s obligations commits the underwriter to purchase and pay for all of the common shares listed above if any are purchased.

The underwriter expects to deliver the common shares to purchasers on or about March 18, 2014.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriter to purchase up to a total of 318,750 additional common shares from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus supplement.

Commissions and Discounts

The public offering price for the common shares is payable in U.S. dollars. The underwriter proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and at this price less a concession not in excess of $1.0260 per common share to other dealers. The underwriter proposes to offer the common shares initially at the offering price. After the underwriter has made a reasonable effort to sell all of the common shares at the offering price, the offering price may be decreased and may be further changed from time to time to an amount not greater than the offering price, and the compensation realized by the underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the common shares is less than the gross proceeds to be paid by the underwriter to the Company. Our shares are offered subject to receipt and acceptance by the underwriter and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriter by us and the proceeds, before expenses, payable to us:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$28.50	$28.50	$60,562,500	$69,646,875
Underwriting discount	$1.71	$1.71	$3,633,750	$4,178,813
Proceeds, before expenses, to us	$26.79	$26.79	$56,928,750	$65,468,063

Indemnification of Underwriter

We will indemnify the underwriter against some civil liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriter may be required to make in respect of those liabilities.

No Sales of Similar Securities

The Company, its executive officers and directors have agreed that, for a period of 90 days, subject to adjustment, from the date of the underwriting agreement, it and they will not, without the prior written consent of the underwriter, directly or indirectly, offer, sell, pledge, enter into any swap or other agreement that transfers any of the economic consequences of ownership of the common shares, or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than, among other exceptions, (i) sales of common shares to the underwriter pursuant to the offering, (ii) grants of options or the issuance of common shares by the company pursuant to equity incentive plans, and (iii) issuance of common shares upon exercise or conversion of securities outstanding as of the date of the underwriting agreement.

Listing

Our common shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR.” On March 12, 2014, the closing price of our common shares on the TSX was C$33.21 per share and US$29.96 per share on the NASDAQ. We have applied to have the common shares offered pursuant to this prospectus supplement listed on the TSX and NASDAQ. Listing will be subject to us fulfilling all the listing requirements of the TSX and NASDAQ.

Passive Market-Making

In connection with the offering, the underwriter may engage in passive market-making transactions in the common shares on the NASDAQ in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common shares and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common shares during and after this offering. Specifically, the underwriter may engage in the following activities in accordance with the rules of the SEC.

Short sales. Short sales involve the sales by the underwriter of a greater number of shares than it is required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares from us in this offering. The underwriter may close out any covered short position by either exercising its over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriter may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriter may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriter purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriter and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NASDAQ or otherwise. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Miscellaneous

The underwriter may in the future provide various investment banking and other financial services for us for which services the underwriter may receive customary fees.

Our transfer agent and registrar in Canada is Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada) at its offices in Vancouver, British Columbia. Our transfer agent and registrar in the United States is American Stock Transfer & Trust Company, LLC at its offices in New York, New York.

This offering is being made in the United States only pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States by the underwriter either directly or through its respective U.S. broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriter may offer the common shares outside of Canada and the United States.

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR”. The following table sets forth, for the 12 month period prior to the date of this prospectus supplement, the reported high and low prices and the average volume of trading of the common shares on the TSX and NASDAQ.

Month Ended	NASDAQ High (US$)	NASDAQ Low (US$)	Aggregate Trading Volume	TSX High (C$)	TSX Low (C$)	Aggregate Trading Volume
March 31, 2014(1)	$31.18	$18.53	6,001,159	$34.66	$20.41	1,246,542
February 28, 2014	$24.88	$13.66	9,768,800	$27.50	$15.06	2,310,500
January 31, 2014	$14.85	$7.65	6,973,000	$16.50	$8.14	1,752,800
December 31, 2013	$8.69	$7.17	1,950,400	$9.18	$7.61	495,200
November 30, 2013	$9.07	$7.19	2,759,700	$9.45	$7.75	404,800
October 31, 2013	$11.42	$6.93	10,071,700	$11.62	$7.16	1,903,400
September 30, 2013	$7.72	$5.33	2,422,900	$7.90	$5.57	610,600
August 31, 2013	$6.09	$5.08	1,477,100	$6.21	$5.26	374,500
July 31, 2013	$5.46	$4.70	1,800,200	$5.60	$4.96	661,500
June 30, 2013	$5.07	$4.61	580,100	$5.21	$4.76	232,200
May 30, 2013	$5.02	$4.58	970,300	$5.20	$4.58	417,300
April 30, 2013	$5.25	$4.25	2,431,200	$5.34	$4.35	782,700
March 31, 2013	$4.86	$4.18	1,799,800	$4.96	$4.31	585,300

(1)	As of close on March 12, 2014.

PRIOR SALES

Except as disclosed below, no other common shares or securities exchangeable or convertible into common shares have been issued during the 12 month period preceding the date of this prospectus supplement.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this prospectus supplement. Our stock options are denominated in Canadian dollars. For presentation purposes, our stock options have been converted to U.S. dollars using the average exchange rate in the month of issuance, except for February 2014 the exchange rate of the transaction date was used.

Date of grant	Number of options	Exercise price
March 18, 2013	750	$4.38
April 4, 2013	5,000	$4.41
April 15, 2013	5,750	$4.56
May 3, 2013	750	$4.56
July 15, 2013	1,500	$4.86
July 8, 2013	1,500	$4.91
July 3, 2013	2,000	$4.80
July 31, 2013	10,000	$5.12

Date of grant	Number of options	Exercise price
August 12, 2013	60,000	$5.52
August 30, 2013	1,000	$5.24
September 16, 2013	2,250	$5.50
September 26, 2013	4,000	$7.16
September 30, 2013	500	$7.30
October 7, 2013	150,000	$8.80
October 15, 2013	500	$9.17
October 28, 2013	1,000	$9.59
November 25, 2013	750	$8.01
December 6, 2013	1,500	$8.06
January 2, 2014	75,000	$7.59
January 27, 2014	91,875	$11.94
February 3, 2014	4,000	$14.12
February 5, 2014	135,000	$14.77
February 12, 2014	15,000	$15.75

The following table summarizes the issuance by us of our common shares pursuant to the exercise of stock options within the 12 month period preceding the date of this prospectus supplement. Our stock options are denominated in Canadian dollars. For presentation purposes, our stock options have been converted to U.S. dollars using the average exchange rate in the month of issuance, except for February 2014 and March 2014, which the exchange rate of the transaction date was used.

Date of exercise	Number of options	Exercise price
May 24, 2013	200	$1.47
May 24, 2013	1,000	$2.06
May 24, 2013	300	$2.35
May 24, 2013	200	$3.78
June 13, 2013	750	$1.81
June 13, 2013	1,250	$2.04
July 4, 2013	625	$2.02
July 4, 2013	500	$2.31
August 19, 2013	500	$1.44
August 19, 2013	1,500	$2.02
August 19, 2013	1,500	$2.31
August 19, 2013	500	$3.70
August 19, 2013	450	$4.51
August 30, 2013	250	$2.02
August 30, 2013	200	$3.70
September 4, 2013	200	$1.45
September 4, 2013	625	$2.03
September 4, 2013	500	$2.32
September 4, 2013	200	$3.72
September 4, 2013	225	$4.53
September 30, 2013	200	$1.45
September 30, 2013	625	$2.03

Date of exercise	Number of options	Exercise price
September 30, 2013	500	$2.32
October 2, 2013	200	$1.45
October 4, 2013	400	$1.45
October 4, 2013	625	$2.03
October 4, 2013	600	$2.32
October 4, 2013	420	$2.89
October 4, 2013	126	$2.99
October 4, 2013	500	$3.71
October 4, 2013	725	$4.53
October 4, 2013	125	$4.97
October 6, 2013	800	$1.45
October 6, 2013	2,500	$2.03
October 6, 2013	5,000	$2.11
October 6, 2013	2,000	$2.32
October 11, 2013	4,150	$1.45
October 11, 2013	750	$2.03
October 17, 2013	200	$1.45
October 17, 2013	500	$2.03
October 17, 2013	300	$2.32
October 17, 2013	200	$3.71
October 17, 2013	225	$4.53
October 17, 2013	125	$4.97
October 18, 2013	5,000	$2.89
October 18, 2013	2,500	$5.21
October 18, 2013	1,500	$6.75
October 24, 2013	5,000	$1.74
October 24, 2013	5,000	$2.89
October 24, 2013	5,000	$3.71
October 24, 2013	2,500	$5.21
October 24, 2013	9,000	$5.40
October 24, 2013	5,000	$6.27
October 24, 2013	1,500	$6.75
October 28, 2013	375	$1.83
October 28, 2013	625	$2.03
November 4, 2013	425	$2.00
November 4, 2013	300	$3.67
November 4, 2013	250	$4.47
November 14, 2013	5,000	$1.72
November 14, 2013	5,000	$2.86
November 14, 2013	5,000	$3.67
November 22, 2013	1,000	$2.29
December 9, 2013	675	$0.42
January 15, 2014	1,250	$1.92
January 15, 2014	17,000	$3.52
January 15, 2014	2,000	$4.29

Date of exercise	Number of options	Exercise price
January 15, 2014	12,500	$4.71
January 15, 2014	12,551	$4.94
January 15, 2014	84,000	$5.12
January 15, 2014	10,000	$5.94
January 15, 2014	3,000	$6.40
January 16, 2014	14,500	$2.74
January 16, 2014	15,000	$2.83
January 16, 2014	500	$3.52
January 17, 2014	3,500	$1.55
January 17, 2014	11,000	$1.65
January 17, 2014	25,000	$2.19
January 17, 2014	500	$2.74
January 20, 2014	3,800	$1.37
January 20, 2014	3,250	$1.92
January 20, 2014	5,000	$2.19
January 20, 2014	3,000	$3.52
January 20, 2014	1,500	$4.29
January 20, 2014	2,000	$4.71
January 20, 2014	550	$4.94
January 20, 2014	1,450	$5.12
January 23, 2014	800	$1.37
January 23, 2014	750	$1.92
January 23, 2014	1,033	$2.74
January 23, 2014	5,000	$3.52
January 23, 2014	788	$4.94
January 23, 2014	4,250	$5.12
January 23, 2014	192	$6.40
January 23, 2014	600	$10.60
January 24, 2014	250	$2.19
January 24, 2014	150	$3.41
January 24, 2014	125	$4.71
January 27, 2014	1,900	$2.83
January 27, 2014	300	$6.40
January 28, 2014	1,000	$4.27
January 29, 2014	2,000	$5.12
January 29, 2014	5,000	$5.94
January 31, 2014	1,200	$1.37
January 31, 2014	1,600	$3.52
January 31, 2014	1,500	$4.29
January 31, 2014	1,500	$2.19
January 31, 2014	200	$4.29
January 31, 2014	312	$1.92
February 3, 2014	5,000	$1.53
February 3, 2014	750	$1.90
February 3, 2014	313	$1.90

Date of exercise	Number of options	Exercise price
February 3, 2014	750	$1.90
February 3, 2014	150	$4.23
February 3, 2014	65	$4.23
February 3, 2014	500	$4.65
February 3, 2014	2,000	$4.65
February 3, 2014	5,550	$5.06
February 3, 2014	630	$5.06
February 3, 2014	250	$5.82
February 3, 2014	600	$6.32
February 4, 2014	200	$1.36
February 4, 2014	15,250	$1.54
February 4, 2014	250	$3.44
February 4, 2014	200	$3.48
February 4, 2014	300	$4.24
February 4, 2014	375	$5.07
February 4, 2014	2,500	$5.20
February 6, 2014	312	$1.90
February 6, 2014	5,000	$2.71
February 6, 2014	2,500	$4.88
February 6, 2014	10,000	$6.33
February 7, 2014	2,500	$4.90
February 7, 2014	9,000	$5.08
February 7, 2014	5,000	$5.90
February 7, 2014	1,500	$6.35
February 11, 2014	5,000	$1.63
February 12, 2014	800	$2.73
February 12, 2014	1,250	$4.08
February 12, 2014	1,200	$4.91
February 12, 2014	1,000	$11.89
February 13, 2014	313	$1.91
February 13, 2014	375	$4.69
February 13, 2014	375	$5.10
February 14, 2014	250	$1.91
February 14, 2014	175	$4.27
February 14, 2014	125	$4.69
February 14, 2014	375	$5.10
February 18, 2014	5,000	$1.37
February 19, 2014	600	$1.37
February 19, 2014	1,688	$1.92
February 19, 2014	800	$2.19
February 19, 2014	300	$2.35
February 19, 2014	620	$2.72
February 19, 2014	126	$2.81
February 19, 2014	600	$3.49
February 19, 2014	300	$4.25

Date of exercise	Number of options	Exercise price
February 19, 2014	250	$4.66
February 19, 2014	595	$4.89
February 19, 2014	500	$5.07
February 19, 2014	100	$10.50
February 19, 2014	1,000	$11.83
February 21, 2014	2,500	$4.85
February 21, 2014	22,000	$5.03
February 21, 2014	5,000	$5.84
February 21, 2014	1,500	$6.29
February 24, 2014	1,063	$1.90
February 24, 2014	375	$4.66
February 24, 2014	210	$6.33
February 25, 2014	200	$1.35
February 25, 2014	1,500	$1.89
February 25, 2014	600	$2.17
February 25, 2014	400	$3.47
February 25, 2014	600	$4.23
February 25, 2014	500	$4.65
February 26, 2014	2,000	$1.35
February 26, 2014	2,500	$1.89
February 26, 2014	4,000	$2.16
February 26, 2014	1,700	$2.70
February 26, 2014	2,800	$2.79
February 26, 2014	2,000	$3.46
February 26, 2014	2,000	$4.22
February 26, 2014	2,000	$4.63
February 26, 2024	2,551	$4.86
February 26, 2014	6,050	$5.04
February 26, 2014	4,350	$6.30
February 26, 2014	850	$10.43
February 27, 2014	188	$4.17
February 27, 2014	210	$7.99
February 27, 2014	800	$3.46
February 27, 2014	1,000	$4.21
February 27, 2014	1,050	$5.03
February 27, 2014	1,125	$1.89
February 27, 2014	2,750	$4.62
March 6, 2014	375	$1.91
March 6, 2014	500	$11.92
March 6, 2014	500	$4.26
March 6, 2014	1,000	$6.75
March 7, 2014	500	$4.50
March 7, 2014	5,000	$2.71
March 7, 2014	5,000	$3.47
March 10, 2014	5,000	$2.16
March 10, 2014	7,500	$5.04
March 11, 2014	2,500	$4.87
March 11, 2014	5,000	$5.05

The following table summarizes the issuance by us of our common shares pursuant to the exercise of warrants within the 12 month period preceding the date of this prospectus supplement. Our warrants are denominated in Canadian dollars. For presentation purposes, our warrants have been converted to U.S. dollars using the average exchange rate in the month of issuance, except for February 2014 and March 2014, which the exchange rate of the transaction date was used.

Date of exercise	Number of warrants	Number of shares issued	Exercise price
March 4, 2013	9,000	9,000	$2.54
March 15, 2013	5,000	5,000	$2.54
April 3, 2013	11,500	11,500	$2.55
May 7, 2013	1,000	1,000	$3.28
May 9, 2013 (1)	45,000	20,487	$2.55
May 9, 2013	5,000	5,000	$2.50
May 15, 2013	2,500	2,500	$3.22
May 16, 2013	2,500	2,500	$3.24
July 19, 2013 (1)	281,500	102,660	$3.22
August 1, 2013	1,750	1,750	$3.22
August 15, 2013	2,500	2,500	$2.50
September 25, 2013	1,550	1,550	$3.24
September 25, 2013	8,500	8,500	$2.51
September 27, 2013	4,750	4,750	$3.24
October 4, 2013	4,833	4,833	$2.51
October 7, 2013 (1)	87,500	57,369	$3.23
October 8, 2013	6,000	6,000	$2.51
October 10, 2013	2,500	2,500	$2.51
October 10, 2013	5,250	5,250	$3.23
October 15, 2013	2,300	2,300	$2.51
October 25, 2013	1,000	1,000	$2.51
October 28, 2013 (1)	1,500	1,066	$2.51
October 29, 2013	6,500	6,500	$3.23
October 30, 2013	1,750	1,750	$3.23
October 31, 2013	2,300	2,300	$2.51
November 18, 2013	2,500	2,500	$2.48
November 26, 2013	200	200	$3.19
December 11, 2013	5,000	5,000	$2.44
December 13, 2013	2,500	2,500	$2.44
January 13, 2014	1,000	1,000	$3.06
January 13, 2014	3,400	3,400	$2.38
January 14, 2014	1,500	1,500	$2.38
January 16, 2014	4,500	4,500	$2.38
January 17, 2014	3,000	3,000	$2.38
January 17, 2014	3,500	3,500	$3.06
January 21, 2014	1,500	1,500	$3.06
January 21, 2014	16,450	16,450	$2.38
January 24, 2014	2,500	2,500	$2.38
January 24, 2014	4,750	4,750	$3.06
January 31, 2014	8,700	8,700	$2.38
February 5, 2014	5,000	5,000	$2.34
February 5, 2014	5,000	5,000	$3.02

Date of exercise	Number of warrants	Number of shares issued	Exercise price
February 6, 2014	11,364	11,364	$2.35
February 6, 2014	22,550	22,550	$3.03
February 7, 2014	6,250	6,250	$3.04
February 7, 2014	25,000	25,000	$2.36
February 13, 2014	5,000	5,000	$3.05
February 17, 2014	10,000	10,000	$3.05
February 17, 2014	13,800	13,800	$2.37
February 19, 2014	6,000	6,000	$2.35
February 19, 2014	12,650	12,650	$3.03
February 21, 2014	10,150	10,150	$3.01
February 24, 2014	16,500	16,500	$3.03
February 26, 2014	3,500	3,500	$3.01
February 28, 2014	2,000	2,000	$2.35
March 5, 2014	5,114	5,114	$2.35
March 7, 2014	5,000	5,000	$2.34
March 10, 2014	2,000	2,000	$2.34
March 10, 2014	5,000	5,000	$3.02
March 11, 2014	32,000	32,000	$2.35
March 12, 2014	1,700	1,700	$2.34
March 12, 2014	3,000	3,000	$3.01

(1)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrantholders were issued with the number of common shares which is equal to the value of the warrants at the time of exercise based upon Tekmira’s share price at that time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

SCOPE OF THIS SUMMARY

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

OWNERSHIP AND DISPOSITION OF COMMON SHARES

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided that we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. Based on available information, we believe that we were not classified as a PFIC during the tax years ended December 31, 2009, 2010, 2011 and 2012, although we have not requested or received an opinion on our PFIC status from a U.S. tax advisor. We have not made a determination regarding our PFIC status with respect to the current tax year ending December 31, 2013, or any future tax year. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any subsidiary) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of each subsidiary.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).

“Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed by us to such U.S. Holder. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We will use commercially reasonable efforts to make available to U.S. Holders, upon their written request: (a) information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which we are a PFIC, such information and documentation that a U.S. Holder making a QEF Election with respect to us and any such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. We may elect to provide such information on our website (www.tekmirapharm.com). Because we may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that a subsidiary is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which we do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. However, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Farris, Vaughan, Wills & Murphy LLP, Canadian counsel to us, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to purchasers who acquire common shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, hold such common shares as capital property and deal at arm’s length and are not affiliated with us and the underwriter (each a “Holder”). Common shares will generally be considered to be capital property to a Holder unless such common shares are held by such Holder in the course of carrying on a business, or were acquired by such Holder in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a purchaser of common shares (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its Canadian tax results in a currency other than the Canadian currency; or (v) that has or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, in respect of common shares pursuant to this offering. All such purchasers should consult their own tax advisors with respect to an investment in common shares. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring common shares. This summary is based on the current provisions of the Tax Act and the regulations thereunder, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in their current form and does not otherwise take into account or anticipate any changes in the law or in the administrative practices and assessing policies of the CRA, whether by judicial, governmental or legislative decisions or action, and whether prospective or retroactive in effect, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder of the common shares and no representation with respect to the Canadian tax consequences to any particular Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. The relevant tax considerations applicable to the acquiring, holding and disposing of common shares pursuant to this offering may vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business and the purchaser’s own particular circumstances. Accordingly, holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the common shares.

Certain Canadian Federal Income Tax Considerations for Canadian Holders

The following portion of the summary is applicable to a Holder who at all relevant times is resident or deemed to be resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom common shares might not constitute capital property may make the irrevocable election provided by subsection 39(4) of the Tax Act, in qualifying circumstances, to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to the Holder. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Canadian Holder will be required to include in computing such Canadian Holder’s income for a taxation year the amount of any taxable dividends (including deemed dividends) received on common shares. In the case of a Canadian Holder who is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by us. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. Taxable dividends received by such Canadian Holder may give rise to alternative minimum tax under the Tax Act.

In the case of a Canadian Holder that is a corporation, the amount of any taxable dividends (including deemed dividends) received on common shares that is included in its income will generally be deductible in computing such Canadian Holder’s taxable income for that taxation year. A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received on the common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year. A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include any dividends received or deemed to have been received on the common shares to the extent that such dividends are not deductible in computing such Canadian Holder’s taxable income.

Disposition of common shares

A Canadian Holder who disposes of or is deemed to have disposed of a common share (except to the Company) will generally realize a capital gain (or capital loss) equal to the amount by which such Canadian Holder’s proceeds of disposition in respect of the common share exceeds (or is exceeded by) the aggregate of the adjusted cost base of such common share to the Canadian Holder and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of a common share acquired pursuant to this offering generally will be averaged with the adjusted cost base of any other common shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such common share to such Canadian Holder.

A Canadian Holder will generally be required to include in computing such Canadian Holder’s income for a taxation year of a disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year, and subject to and in accordance with the provisions of the Tax Act, will generally be required to deduct one-half of the amount of any capital loss incurred by a Canadian Holder (an “allowable capital loss”) against taxable capital gains realized by the Canadian Holder in the taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may generally be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by a Holder who is an individual (other than certain trusts) may be subject to alternative minimum tax.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on such common share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

The following portion of the summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) a resident in Canada, (ii) does not use or hold (and will not use or hold) and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada and elsewhere and is not an “authorized foreign bank” as defined in the Tax Act (a “Non-Canadian Holder”).

The 2014 Canadian Federal Budget released on February 11, 2014 contained proposed rules for consultation with respect to treaty shopping. These rules are not discussed herein. Non-Canadian Holders should consult their own tax advisors with respect to the potential application of these rules to their particular circumstance.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the common shares to a Non-Canadian Holder will generally be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty. For Non-Canadian Holders who are resident in the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Treaty, and are the beneficial owner of such dividends on the common shares (a “U.S. Holder”), the Canadian withholding tax will generally be reduced to the rate of 15%. This rate is further reduced to 5% in the case of such U.S. Holder that is a company for purposes of the Canada-U.S. Treaty that owns at least 10% of our issued and outstanding voting shares at the time the dividend is paid or deemed to be paid. In addition, under the Canada-U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

Disposition of common shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Holder, and the gain is not otherwise exempt from tax in Canada pursuant to the terms of an applicable tax treaty. Provided the common shares are listed on a designated stock exchange (which currently includes the TSX and NASDAQ) at the time of disposition, the common shares generally will not constitute taxable Canadian property to a Non-Canadian Holder unless at any time during the 60 months immediately preceding the disposition, (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) pursuant to certain Tax Proposals, partnerships in which the Non-Canadian Holder or persons referred to in (b) hold a membership interest directly or indirectly through one or more partnerships, individually or collectively owned at least 25% of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, interest or right in such property, whether or not such property exists. For a U.S. Holder, even if the common shares are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on the disposition of the common shares unless the value of the common shares is derived principally from real property situated in Canada.

In the event the common shares are (or are deemed to be) taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such common shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders — Disposition of Common Shares”. A Non-Canadian Holder whose common shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such common shares. Non-Canadian Holders whose common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Eligibility For Investment

In the opinion of Farris, Vaughan, Wills & Murphy LLP, counsel to the Company, based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, provided that the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ), a common share acquired under this prospectus will be a “qualified investment” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan”, a “deferred profit sharing plan” or a “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that a common share may be a qualified investment for a TFSA, RRSP or RRIF (a “Registered Plan”), if the common share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. A common share will generally not be a “prohibited investment” for a Registered Plan if the holder or annuitant, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, a common share will not be a “prohibited investment” if the common share is “excluded property” as defined in the Tax Act for a Registered Plan.

Purchasers of the common shares should consult their own tax advisers with respect to whether common shares would be prohibited investments having regard to their particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia, our Canadian counsel, and Dorsey & Whitney LLP, Vancouver, British Columbia and Seattle, Washington, our U.S. counsel. Goodwin Procter, LLP, New York, New York, is U.S. counsel for the underwriter with respect to U.S. legal matters in connection with the offering, and Blake, Cassels & Graydon LLP, Vancouver, British Columbia, is Canadian counsel for the underwriter with respect to Canadian legal matters in connection with the offering. The partners and associates of Farris, Vaughan, Wills & Murphy LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, the partners and associates of Goodwin Procter, LLP as a group, and the partners and associates of Blake, Cassels & Graydon LLP as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is Canadian Stock Transfer Company Inc. at its offices in Vancouver, British Columbia.

This short form prospectus has been filed under legislation in all of the Provinces of Canada, except the Province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New issue	February 28, 2014

TEKMIRA PHARMACEUTICALS CORPORATION

US$150,000,000

Common Shares

Warrants

Units

We may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the Prospectus) remains effective, up to US$150,000,000 in aggregate of our common shares (Common Shares), warrants to purchase Common Shares (Warrants) and/or units comprising any combination of the foregoing (Units) and, together with the Common Shares and Warrants (the Securities). We may offer Securities from time to time in one or more transaction in such amounts and, in the case of Warrants and/or Units, with such terms, as we may determine in light of prevailing market conditions at the time of sale.

The specific terms of any Securities offered will be described in one or more accompanying supplements to this Prospectus (collectively or individually, as the case may be, a Prospectus Supplement), and may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), the number of Common Shares that may be acquired upon the exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedure and any other specific terms; and (iii) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest. This Prospectus may not be used to offer securities unless accompanied by a Prospectus Supplement.

Our Common Shares are listed on the Toronto Stock Exchange (the TSX) and on The NASDAQ Global Market (the NASDAQ). There is no market through which the Warrants and Units may be sold and purchasers may not be able to resell the Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of these securities, and the extent of issuer regulation. See the “Risk Factors” section of this Prospectus and the applicable Prospectus Supplement.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The acquisition, holding or disposition of our securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and in any applicable Prospectus Supplement. See “Certain Income Tax Considerations.”

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, some of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States and certain of the experts named in this Prospectus are residents of Canada and a substantial portion of our assets are located outside the United States. See “Enforceability of Civil Liabilities.”

Michael Abrams, Daniel Kisner, Frank Karbe, Peggy Phillips, Mark Kowalski, and Mark Murray reside outside of Canada. Although Drs. Abrams, Kisner, Kowalski and Murray, and Mr. Karbe and Ms. Phillips have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Abrams, Kisner, Kowalski, and Murray, and Mr. Karbe and Ms. Phillips.

All shelf information omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement before you invest in the securities.

Our business and an investment in the Securities involve significant risks. See “Risk Factors.”

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers through agents. The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. See “Plan of Distribution.”

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution,” the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

You should rely only on the information contained in this Prospectus and any Prospectus Supplement prepared for a particular offering of Securities. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of the Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Securities.

This Prospectus contains references to both United States dollars and Canadian dollars. All references in this document to “dollars” or “$” are to United States dollars unless otherwise indicated. Canadian dollars are referred to as C$.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

As used in this Prospectus, the terms “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, and, unless the context requires otherwise, the subsidiaries through which it conducts business.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with U.S. GAAP. Historically, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also SEC registrants the option of preparing their financial statements under U.S. GAAP. Based on the fact that a number of our peers and collaborators report under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, forward-looking statements). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends, and the negative of such expressions. Forward-looking statements in this Prospectus, including the documents incorporated by reference, include statements about, among other things:

•	Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management;

•	RNAi (ribonucleic acid interference) product development programs;

•	the effects of Tekmira’s products on the treatment of cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, and other diseases;

•	a Phase I/II clinical trial with TKM-PLK1 (including enrollment of patients with Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC), and results of such clinical trial in the second half of 2014, and commencement of a pivotal trial in 2015;

•	the initiation in the first half of 2014 of another Phase I/II clinical trial with TKM-PLK1 enrolling patients with Hepatocellular Carcinoma (HCC);

•	the employment of a liver-centric-LNP formulation in TKM-HBV;

•	completion of the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial, with data available in 2015;

•	a Phase I clinical trial with TKM-Ebola;

•	completion of necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial;

•	expectations of proof-of-concept with alcohol challenge including ALDH2 knockdown, acetaldehyde build up and ethanol toxicity can be obtained in a TKM-ALDH2 Phase I clinical trial, with data available in 2015;

•	potential government funding sources for new therapeutic strategies for alcohol use disorder and Tekmira’s exploration and leveraging of these partnership opportunities;

•	expectations of a LNP-based product entering into Phase III clinical development by 2013;

•	ongoing advances in next-generation LNP technologies;

•	the generation of data and the expectation of identifying another development candidate in 2014;

•	the potential quantum of value of the transactions contemplated in the Monsanto option agreement;

•	the use of LNP technology by Tekmira’s licensees and expected milestone and royalty payments from commercial sales of Tekmira’s product development partners;

•	arbitration proceedings with Alnylam Pharmaceuticals, Inc. (Alnylam) in connection with ALN-VSP;

•	statements with respect to revenue and expense fluctuation and guidance; and

•	the quantum and timing of potential funding.

With respect to the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the effectiveness of Tekmira’s products as a treatment for cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, or other diseases; the timing and obtaining of regulatory approvals for the clinical development of Tekmira’s products; the use of LNP technology by Tekmira’s development partners and licensees and subsequent timing and results of clinical data releases; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Monsanto, Spectrum Pharmaceuticals, Inc. (Spectrum), and the U.S. Department of Defense (DoD); Tekmira’s financial position and its ability to execute its business strategy; Tekmira’s (unaudited) working capital and cash on hand as at 2013 year end; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein, including the documents incorporated by reference herein. Known risk factors include, among others:

•	Tekmira’s products may not prove to be effective or as potent as currently believed;

•	completion of preclinical work and IND applications may not occur as currently anticipated, or at all;

•	Tekmira may never identify another product development candidate;

•	anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate;

•	Tekmira may not receive the necessary regulatory approvals for the clinical development of Tekmira’s products;

•	Tekmira may lose the arbitration proceedings with Alnylam in connection with ALN-VSP;

•	Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all;

•	anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira;

•	there may be no further advancements in next-generation LNP technologies;

•	the FDA may refuse to approve TKM-Ebola, or place restrictions on its ability to commercialize TKM-Ebola;

•	Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others;

•	Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of;

•	payments received from third parties may not be sufficient to fund Tekmira’s continued business plan as currently anticipated;

•	future operating results are uncertain and likely to fluctuate;

•	Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all;

•	economic and capital market conditions;

•	Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; and

•	Tekmira’s cash runway and cash position may be substantially less than projected and may be less than required to continue current operations.

More detailed information about these and other factors is included in this Prospectus under the sections entitled “Risk Factors” and in the documents incorporated by reference into this Prospectus, including the Company’s annual information form on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this Prospectus on request without charge from our Director of Investor Relations and Corporate Communications at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604) 419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	our unaudited financial statements for the three and nine month periods ended September 30, 2013, as filed on November 13, 2013 on SEDAR;

(b)	our management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2013, as dated and filed on November 13, 2013 on SEDAR;

(c)	our management information circular dated March 27, 2013, prepared in connection with the annual meeting of our shareholders held on May 14, 2013;

(d)	our annual information form on Form 20-F dated March 27, 2013 for the fiscal year ended December 31, 2012;

(e)	our audited consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes comprising a summary of significant accounting policies and other explanatory information, as filed on March 27, 2013 on SEDAR;

(f)	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012, as dated and filed on March 27, 2013 on SEDAR;

(g)	our material change report dated January 23, 2014 regarding the signing of an option agreement with Monsanto supporting the application of Tekmira’s proprietary delivery technology and related intellectual property (IP) for use in agriculture, pursuant to which Monsanto may obtain a license to use the Tekmira’s proprietary delivery technology;

(h)	our material change report dated November 5, 2013 regarding the closing of the full over-allotment option in connection with Tekmira’s offering of $30 million of Common Shares, increasing the total gross proceeds of the offering of Common Shares to $34.5 million; and

(i)	our material change report dated October 25, 2013 regarding closing of an offering of Common Shares for aggregate gross proceeds of $30 million.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and during the currency of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. Any such document filed by us with, or furnished by us, to the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), after the date of the Prospectus shall be deemed to be filed as exhibits to the Registration Statement on Form F-10 of which this Prospectus forms a part (in the case of any Report on Form 6-K or Form 8-K, if and to the extent provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this Prospectus derived from the aforementioned filings, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this Prospectus derived from the aforementioned filings shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of holders of Common Shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares and all disclosure in this Prospectus derived from the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva Biotherapeutics, Inc. (Protiva), are each incorporated under the laws of the Province of British Columbia, Canada, and a substantial portion of our assets are located outside the United States. In addition, some of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon United States federal or state securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of United States federal or state securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement, of which this Prospectus forms a part.

CURRENCY AND EXCHANGE RATES

Our functional currency is the Canadian dollar. However, as a large proportion of our investors and competitors report in United States dollars, we will begin using United States dollars as our reporting currency. Historically, we have used the Canadian dollar as our reporting currency. In this Prospectus, unless stated otherwise or the context requires, all dollar amounts are expressed in United States dollars. All references to “$” or “dollars” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. In this Prospectus, where applicable, and unless otherwise indicated, amounts are converted from Canadian dollars to United States dollars and vice versa by applying the noon rate of exchange for conversion of one Canadian dollar to United States dollars as reported by the Bank of Canada on February 27, 2014.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the applicable noon rates of exchange for conversion of one Canadian dollar to United States dollars as reported by the Bank of Canada.

	Year Ended December 31,
	2013	2012	2011
Period end	$0.9402	$1.0051	$0.9833
Average	$0.9710	$1.0004	$1.0111
High	$1.0164	$1.0299	$1.0583
Low	$0.9348	$0.9599	$0.9430

On February 27, 2014, the noon exchange rate quoted by the Bank of Canada for conversion of one Canadian dollar to one United States dollar was C$1.00 = US$0.8977.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-10, of which this Prospectus forms a part, with the SEC. This Prospectus does not contain all the information included in the Registration Statement. For further information about us and the Securities, please refer to the Registration Statement, including the exhibits to the Registration Statement.

We are a “foreign private issuer” as defined under United States securities laws, and, as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act to which domestic United States issuers are subject. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act are not applicable to us. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The reports and other information filed and furnished by us with the SEC can be inspected on the SEC’s website at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You can also obtain copies of reports and other information that we file with the Canadian provincial securities commissions, which is available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

TEKMIRA PHARMACEUTICALS CORPORATION

This summary does not contain all the information about Tekmira Pharmaceuticals Corporation that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the BCBCA), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation (Inex), were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

OUR BUSINESS

Business Strategy

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference (RNAi) therapeutics.

Technology, product development and licensing agreements

Our focus is on advancing therapeutic products that are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We are also developing TKM-Ebola, an anti-Ebola viral therapeutic, under a contract with the DoD’s Joint Project Manager Medical Countermeasure Systems (JPM-MCS) Office. In addition, we support the development of our partners’ products by providing certain access to our lipid nanoparticle (LNP) delivery technology to pharmaceutical, biotechnology and agricultural companies.

Our Product Candidates

TKM-PLK1

Our oncology product candidate, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. Evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature.

Based on the encouraging results from the dose escalation portion and expansion cohort from our Phase I TKM-PLK1 clinical trial, we have expanded into a Phase I/II clinical trial with TKM-PLK1, which is enrolling patients with advanced GI-NET or ACC. We expect interim results from this trial in the second half of 2014, and if supported by the final data, to commence a pivotal trial in GI-NET, anticipated in 2015. We also expect to initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC) in the first half of 2014.

TKM-HBV

Our extensive experience in the anti-viral arena has been applied to our TKM-HBV program, and the development of an RNAi therapeutic for the treatment of chronic Hepatitis B infection. We are focused on addressing the unmet need of eliminating HBV surface antigen expression in chronically infected patients. TKM-HBV is being developed as a multi-component RNAi therapeutic that targets multiple sites on the HBV genome. Because HBV is a viral infection of the liver, the TKM-HBV therapeutic will employ a liver-centric-LNP formulation that is more potent and has a broader therapeutic index than any LNP currently in clinical development. We anticipate completing the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial including chronically infected HBV patients, with data available in 2015.

TKM-Ebola and TKM-Marburg

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the DoD Joint Project Manager Medical Countermeasure Systems (JPM-MCS). The stage one funding of $47.1 million for the development of TKM-Ebola includes completion of preclinical development, filing an IND application with the FDA and the completion of a Phase I human safety clinical trial. The funding is paid through monthly reimbursements, and the DoD has the ability to cancel at any time. In January 2014, we commenced a Phase I clinical trial assessing the safety, tolerability and pharmacokinetics of administering TKM-Ebola to healthy adult subjects.

Like Ebola, Marburg is a member of the filovirus family of hemorrhagic fever viruses, and there are currently no approved therapeutics available for the treatment of Marburg infection. In 2010, Tekmira and University of Texas Medical Branch (UTMB) were awarded a National Institutes of Health (NIH) grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections. Tekmira expects to continue to build on the data generated by this collaboration and pursue additional funding opportunities for TKM-Marburg.

TKM-ALDH2

TKM-ALDH2 is a unique application of RNAi to develop a therapeutic to treat alcohol use disorder. TKM-ALDH2 has been designed to knock down or silence the ALDH2 enzyme to induce long term acute sensitivity to ethanol. We have developed potent RNAi trigger and combined it with a third generation LNP. Human proof of concept for ALDH2 inhibition already exists in the form of the approved drug Disulfram. However, Disulfram’s efficacy suffers from poor compliance because it has to be taken daily. We believe TKM-ALDH2 will induce prolonged ethanol sensitivity that will enable it to overcome the compliance limitations associated with daily dosing. We anticipate completing the necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial in healthy volunteers.

Other Preclinical Candidates

We are currently evaluating several preclinical candidates with potential in diverse therapeutic areas using key criteria to prioritize efforts. Given the extremely high efficiency of delivery for third generation liver-centric LNP formulations, we are focused on diseases where the molecular target is found in the liver, where early clinical proof-of-concept can be achieved and where there may be accelerated development opportunities. Our research team intends to continue to generate data to support the advancement of the most promising of our preclinical candidates, and we expect to be in a position to identify another development candidate in 2014.

Strategic Alliances

Alnylam has a license to use our intellectual property to develop and commercialize products and may only grant access to our LNP technology to its partners if it is part of a product sublicense. Alnylam will pay us low single digit royalties as Alnylam’s LNP-enabled products are developed and commercialized. Alnylam currently has three LNP-based products in clinical development: ALN-TTR02 (patisiran), ALN-VSP, and ALN-PCS02. We have entered an arbitration proceeding with Alnylam, as provided for under our licensing agreement, to resolve a matter related to a disputed US$5 million milestone payment to Tekmira from Alnylam related to its ALN-VSP product. We have not recorded any revenue in respect of this milestone.

In November 2013, Alnylam presented positive results from its Phase II clinical trial with patisiran (ALN-TTR02), an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which is enabled by our LNP technology. The program represents the most clinically advanced application of our proprietary LNP delivery technology. Alnylam also announced the initiation of the APOLLO Phase III trial of patisiran, with the study now open for enrollment, to evaluate efficacy and safety of patisiran in ATTR patients with Familial Amyloidotic Polyneuropathy (FAP).

Our licensing agreement with Alnylam grants us intellectual property rights for the development and commercialization of RNAi therapeutics for specified targets. In consideration for these three exclusive and ten non-exclusive licenses, we have agreed to pay single-digit royalties to Alnylam on product sales, with milestone obligations of up to $8.5 million on the non-exclusive licenses and no milestone obligations on the three exclusive licenses.

Legacy Agreements

Marqibo, which is a novel, liposome-encapsulated formulation of the FDA-approved anticancer drug vincristine originally developed by Tekmira, was licensed from Tekmira to Talon Therapeutics in 2006. In July 2013, Talon was acquired by Spectrum. Marqibo’s approved indication is for the treatment of adult patients with Philadelphia chromosome-negative acute lymphoblastic leukemia (Ph- ALL) in second or greater relapse or whose disease has progressed following two or more lines of anti-leukemia therapy. In September 2013, we announced that Spectrum had launched Marqibo through its existing hematology sales force in the United States and has shipped the first commercial orders. We are entitled to mid-single digit royalty payments based on Marqibo’s commercial sales.

RECENT DEVELOPMENTS

Leadership Updates

In January 2014, Dr. Michael Abrams joined the company as Executive Vice President and Chief Discovery Officer, and Dr. Ian MacLachlan became head of a newly formed group focused on medical countermeasures as Executive Vice President and Chief Technical Officer. These strategic changes, along with other recent additions to the executive team, represent both a restructuring and strengthening of our leadership, underpinning our focus as a product company with an industry-leading technology platform.

In February 2014, Ms. Peggy Phillips was appointed to our Board of Directors. The appointment of Ms. Phillips fills the vacancy created in January 2014 when Dr. Michael Abrams resigned from the Board of Directors in order to assume his current role as Tekmira’s Chief Discovery Officer. The total number of directors remains at six.

TKM-Ebola Program Update

In January 2014, the first subject was been dosed in an ongoing Phase I human clinical trial of TKM-Ebola, an anti-Ebola viral therapeutic that is being developed under a $140 million contract with the U.S. Department of Defense.

Strategic Alliances Updates

In January 2014, we signed an Option Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use our proprietary delivery technology. The transaction supports the application of our proprietary delivery technology and related IP for use in agriculture. The potential value of the transaction could reach up to $86.2 million following the successful completion of milestones. In January 2014, we received $14.5 million of the net $16.5 million in anticipated near term payments.

In December 2013, we received a $5 million milestone from Alnylam, triggered by the initiation of the APOLLO Phase III trial of patisiran, or ALN-TTR02. Patisiran is an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR) and is enabled by our LNP technology. We are entitled to receive royalties from Alnylam based on the commercial sales of any LNP-enabled products, including patisiran.

In December 2013, we finalized and entered a cross-license agreement with Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.). The terms of the cross-license agreement provide Acuitas with access to certain of Tekmira’s earlier IP generated prior to April 2010 and provide us with certain access to Acuitas’ technology and licenses in the RNAi field, along with a percentage of each milestone and royalty payment with respect to certain products, and Acuitas has agreed that it will not compete in the RNAi field for a period of 5 years.

Financing Update

On October 22, 2013, we completed an offering of 3,750,000 Common Shares at $8.00 per Common Share for aggregate gross proceeds of $30,000,000. On November 1, 2013, we completed the closing of the full underwriter over-allotment option of the offering and issued an additional 562,500 Common Shares at a price of $8.00 per Common Share for additional aggregate proceeds of $4,500,000.

RISK FACTORS

The purchase of Securities offered under this Prospectus involves risks that prospective purchasers should take into consideration when making a decision to purchase such Securities. Investors should carefully consider the risks described below, together with all of the other information included in this Prospectus and the documents incorporated by reference into this Prospectus, before making an investment decision. This discussion of risk factors will be updated from time to time in our subsequent filings with the Canadian securities regulatory authorities, including in subsequent annual and quarterly management’s discussion and analysis and annual information forms. If any of the following risks actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our Securities could decline and you may lose part or all of your investment. You should not consider an investment in our Securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Related to Our Business

We are in the early stages of our development and because we have a short development history with ribonucleic acid interference (RNAi), there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any RNAi products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build, maintain and protect a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•	manage our spending and cash requirements as our expenses are expected to increase due to research and preclinical work, clinical trials, regulatory approvals, and commercialization and maintaining our intellectual property portfolio

If we are unsuccessful in accomplishing these objectives, we may not be able to develop products, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drug products is unproven and may never lead to marketable drug products.

We intend to concentrate our internal research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. While RNAi technology is based on a naturally occurring process that takes place inside cells, which can suppress the production of specific proteins, and has the potential to generate therapeutic drugs that take advantage of that process, neither we nor any other company has received regulatory approval to market a therapeutic product based on RNAi technology. The scientific discoveries that form the basis for our efforts to discover and develop new products are relatively new. While there are a number of RNAi therapeutics in development, very few product candidates based on these discoveries have ever been tested in humans and there can be no assurance that any RNAi therapeutic product will be approved for commercial use.

Further, our focus solely on RNAi technology for developing products, as opposed to multiple, more proven technologies for product development, increases our risks. If we are not successful in developing a product candidate using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, or anticipated milestone payments are not received, our business could be adversely affected.

We expect that we will depend in part on Alnylam, Spectrum, the DoD, and Monsanto to provide revenue to fund our operations, especially in the near term. The DoD represented 91% of our operating revenue for the nine months ended September 30, 2013. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful, or we may not receive milestone payments as anticipated.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the DoD to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the DoD could cancel this funding at any time.

We have a contract with the DoD for $41.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial and certain manufacturing objectives. The DoD may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval.

This is our first DoD contract of any notable size. Our lack of experience in dealing with the DoD brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within DoD requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program. The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of the contract or the proposed modification to the contract and the DoD could cancel or suspend this funding, which is paid through monthly reimbursements, at any time.

We rely on third parties to conduct our clinical trials, and if they fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated.

We have no sales, marketing or distribution experience and would have to invest significant financial and management resources to establish these capabilities.

We have no sales, marketing or distribution experience. We currently expect to rely heavily on third parties to launch and market certain of our products, if approved. However, if we elect to develop internal sales, distribution and marketing capabilities, we will need to invest significant financial and management resources. For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If we are unable to develop our own sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products, if approved, without reliance on third parties.

We will rely on third-party manufacturers to manufacture our products (if approved) in commercial quantities, which could delay, prevent or increase the costs associated with the future commercialization of our products.

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates become approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for an approved product in a timely or economic manner, if at all. If a manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with current good manufacturing practices (cGMP) requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Our Financial Results and Need for Financing

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our partners, including Alnylam, Spectrum, and Monsanto;

•	revenues earned from our DoD contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical and biotechnology companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We have incurred losses in nearly every year since our inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006 and December 31, 2012, we have incurred losses each fiscal year since inception until December 31, 2012 and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2012, we have an accumulated net deficit of $153.0 (C$229.1) million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Managing Our Operations

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend upon our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Technical Officer, Ian MacLachlan, Ph.D. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and preclinical testing into one that develops products through clinical development and commercialization.

As product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems or controls.

We could face liability from our controlled use of hazardous and radioactive materials in our research and development processes.

We use certain radioactive materials, biological materials and chemicals, including organic solvents, acids and gases stored under pressure, in our research and development activities. Our use of radioactive materials is regulated by the Canadian Nuclear Safety Commission for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. Our use of biological materials and chemicals, including the use, manufacture, storage, handling and disposal of such materials and certain waste products is regulated by a number of federal, provincial and local laws and regulations. Although we believe that our safety procedures for handling such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Our business and operations could suffer in the event of information technology system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Our independent auditors have not assessed our internal control over financial reporting. If our internal control over financial reporting is not effective, it could have a material adverse effect on our stock price and our ability to raise capital.

As disclosed in Item 15 of our annual report on Form 20-F for the fiscal year ended December 31, 2012, our management has evaluated, and provided a report with respect to, the effectiveness of our internal control over financial reporting as of December 31, 2012. However, because we are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act, our independent auditors are not required to assess our internal control over financial reporting or to provide a report thereon. Although our management has determined that our internal control over financial reporting was effective as of the evaluation date, there can be no assurance that our independent auditors would agree with our management’s conclusion. Furthermore, if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than $75 million, then we will be required to obtain independent auditor certification on the adequacy of our internal control over financial reporting for that fiscal year. Given our current market capitalization, we are preparing for an independent audit of our internal control over financial reporting for our fiscal year ending December 31, 2014. If our internal control over financial reporting is determined in the future to not be effective, whether by our management or by our independent auditors, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could materially adversely affect our stock price and our ability to raise capital necessary to operate our business. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, pre-clinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, pre-clinical trial and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that product candidates employing a new technology will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business in any jurisdiction where we develop product candidates.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product candidate.

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses, our insurance coverage is limited to $10 million per occurrence, and $10 million in the aggregate, and may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The Animal Rule is a new and seldom-used approach to seeking approval of a new drug, and our TKM-Ebola program may not meet the requirements for this path to regulatory approval.

We plan to develop the TKM-Ebola therapeutic product candidate to treat Ebola virus using the “Animal Rule” regulatory mechanism. Pursuant to the Animal Rule, we must demonstrate efficacy in animal models and safety in humans. There is no guarantee that the FDA will agree to this approach for the development of TKM-Ebola, considering that no validated animal model has been established as predicting human outcomes in the prevention or treatment of the Ebola virus. The FDA may decide that our data are insufficient for approval and require additional pre-clinical, clinical, or other studies, or refuse to approve our products, or place restrictions on our ability to commercialize those products. Animal models represent, at best, a rough approximation of efficacy in humans, and, as such, countermeasures developed using animal models will be untested until their use in humans during an emergency.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there could be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, U.S. and international patents and patent applications we own involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks:

•	some or all patent applications may not result in the issuance of a patent;

•	patents issued may not provide the holder with any competitive advantages;

•	patents could be challenged by third parties;

•	the patents of others, including Alnylam, could impede our ability to do business;

•	competitors may find ways to design around our patents; and

•	competitors could independently develop products which duplicate our products.

A number of industry competitors and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid. As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. Any future proceedings could result in substantial costs, even if the eventual outcomes are favorable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include a license to core siRNA patents held or applied for by Alnylam and a license to UNA technology from Arcturus Therapeutics. The licenses are subject to termination in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. The UBC license, which is sublicensed to Alnylam, is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated. We may need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets (three exclusive and ten non-exclusive licenses). Licenses for the five non-exclusive targets and one exclusive target have already been granted. We have rights to select the gene targets for up to two more exclusive licenses and five more nonexclusive licenses from Alnylam, which would be made available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

There has been significant litigation in the biotechnology industry over contractual obligations, patents and other proprietary rights, and we may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial milestones or royalties in order to continue to develop, manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our Common Shares to decline.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could continue to be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to successfully commercialize any product candidates that we develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we are currently developing products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop products. These products, or other of our competitors’ products, may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop.

There are a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim, Onconova Therapeutics and Millennium/Takeda. These agents may be competitive with our product candidate TKM-PLK1. In addition, there are organizations working on treatments for hemorrhagic fever viruses, such as Sarepta Therapeutics, Inc. We will also face competition for other product candidates that we expect to develop in the future.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients and physicians accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies, including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Arrowhead Research Corporation and its subsidiary, Calando, Marina, RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc., Sylentis S.A., Santaris Pharma A/S, and Benitec Ltd., among others. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs, such as Isis Pharmaceuticals, Inc. and Sarepta. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. Our competitors may develop safer and more effective means to deliver siRNAs to the relevant cell and tissue types than our existing lipid nanoparticle delivery technology, and our ability to successfully commercialize our products would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop alternative means of delivering siRNAs into the relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Risks Related to the Ownership of our Common Shares

If our stock price fluctuates, our investors could incur substantial losses.

The market price of our Common Shares may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our Common Shares, which could cause our investors to incur substantial losses.

There is no assurance that an active trading market in our Common Shares will be sustained.

Our Common Shares are listed for trading on the NASDAQ and the TSX exchanges. However, there can be no assurances that an active trading market in our Common Shares on these stock exchanges will be sustained.

We are incorporated in Canada and all of our assets, the majority of our officers and a significant number of our directors reside outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or some of our directors or officers.

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. While we have appointed National Registered Agents, Inc. as our agent for service of process to effect service of process within the United States upon us, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to whether original action could be brought in Canada against us or our directors or officers based solely upon U.S. federal or state securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal or state securities laws.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are currently a “foreign private issuer” as defined under U.S. securities laws. As a result, even though we are subject to the informational requirements of the Exchange Act, as a foreign private issuer, we are currently exempt from certain informational requirements of the Exchange Act which domestic U.S. issuers are subject to, including, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy solicitation rules under Section 14 of the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act are not applicable to us, so our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We expect that in the future we might lose our foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use certain foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

If we are deemed to be a “passive foreign investment company” for the current or any future taxable year, investors who are subject to United States federal taxation would likely suffer materially adverse U.S. federal income tax consequences.

We generally will be a “passive foreign investment company” under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (a “PFIC”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a U.S. person (as such term is defined under applicable U.S. legislation) should be aware that we believe that we were a PFIC during one or more prior taxable years. We have not yet made a determination as to whether we were a PFIC in respect of our taxable year ended December 31, 2013. If we are a PFIC for any taxable year during which a U.S. person holds our Common Shares, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our Common Shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our Common Shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a “qualifying electing fund election,” as defined in the Code (a “QEF Election”), but there is no assurance that we will provide such persons with the information that we are required to provide to them in order to assist them in making a QEF Election. In addition, U.S. persons that hold Common Shares issuable upon exercise of warrants are generally not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of PFIC rules with respect to such warrant shares unless such holders also elect to make a deemed taxable sale of their warrant shares. The PFIC rules are extremely complex.

Our articles and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles allow our board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our Common Shares.

In addition, limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The exercise of all or any number of outstanding stock options, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your Common Shares.

We have in the past and may in the future grant to some or all of our directors, officers and employees options to purchase our Common Shares and other stock-based awards as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or a decision to acquire other businesses through the sale of equity securities, may dilute our investors’ interests, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our Common Shares or a change in control.

We do not expect to pay dividends for the foreseeable future.

We have not paid any cash dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our Common Shares.

The value of our securities, including our Common Shares, might be affected by matters not related to our operating performance and could subject us to securities litigation.

The value of our Common Shares may be reduced for a number of reasons, many of which are outside our control, including:

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our Common Shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

DIRECTORS AND EXECUTIVES

The following table sets forth information relating to our directors and executives as at the date of this Prospectus:

Name	Residence	Position
Kenneth Galbraith, C.A.(1)(3)	Surrey, British Columbia, Canada	Director

Donald G. Jewell, C.A.(1)(2)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(1)	Mill Valley, California, U.S.A.	Director

Daniel Kisner, M.D.(2)(3)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

Name	Residence	Position
Peggy V. Phillips (2)	Seattle, Washington, U.S.A.	Director

Mark J. Murray, Ph.D.	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Bruce Cousins, C.A.	Victoria, British Columbia, Canada	Executive Vice President and Chief Financial Officer

Ian MacLachlan, Ph.D.	Mission, British Columbia, Canada	Executive Vice President and Chief Technical Officer

Michael Abrams, Ph.D.	Custer, Washington, U.S.A.	Executive Vice President and Chief Discovery Officer

Mark Kowalski, M.D., Ph.D.	Seattle, Washington, U.S.A.	Chief Medical Officer

R. Hector MacKay-Dunn, J.D.,Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

(1)	Member of Audit Committee.
(2)	Member of Executive Compensation and Human Resources Committee.
(3)	Member of Corporate Governance and Nominating Committee.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray has served as our President, Chief Executive Officer and Director since May 2008 when Tekmira and Protiva merged. Previously, he was the President and CEO and founder of Protiva since its inception in 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised venture capital, and executed extensive business development initiatives in the U.S., Europe and Asia. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner has served as the Chairman of our Board since January 2010. Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Kenneth Galbraith, C.A., Director. Mr. Galbraith has served as our Director since January 2010. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost $600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell has served as our Director since May 2008. Mr. Jewell is a Chartered Accountant with over 35 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010, Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; a private equity investor and on the Board of three investee businesses; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe has served as our Director since January 2010. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a NASDAQ-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom-Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

Peggy V. Phillips, Director. Ms. Phillips has served as our Director since February 2014. Previously, Ms. Phillips was on the Board of Immunex and served as the Chief Operating Officer from 1999 until the company was acquired by Amgen in 2002. During her sixteen year career at Immunex, she held positions of increasing responsibility in research, development, manufacturing, sales, and marketing. As General Manager for Enbrel, she was responsible for clinical development, process development and regulatory affairs as well as the launch, sales and marketing of the product. Prior to joining Immunex, Ms. Phillips worked at Miles Laboratories for ten years. Ms. Phillips currently sits on the Board of Directors of Dynavax Technologies (NASDAQ: DVAX), a clinical stage biopharmaceutical company. Previously, Ms. Phillips served on the board of directors of Portola Pharmaceuticals, a biopharmaceutical company and on the board of Western Wireless, a cellular network operator, from 2004 until the acquisition of the company by Alltel in mid-2005. From 2003 until 2011, Ms. Phillips served on the Board of the Naval Academy Foundation. Ms. Phillips holds a B.S. and a M.S. in microbiology from the University of Idaho.

Michael J. Abrams, Ph.D., Executive Vice President, Chief Discovery Officer. Dr. Michael Abrams has served as our Executive Vice President and Chief Discovery Officer since January 2014. Prior to joining Tekmira, Dr. Abrams was Chief Innovation Officer and Vice President, Research and Development at CDRD Ventures Inc. Previously, Dr. Abrams was President and Chief Executive Officer (CEO) of Inimex. He was the founding CEO of AnorMED, Inc., the company that discovered and developed Mozobil, a drug for improving stem cell mobilization for patients undergoing stem cell transplantation. Mozobil was approved by the FDA in 2008 and AnorMED was acquired by Genzyme Corporation in 2006 for $580 million. Previously, Dr. Abrams was a Biomedical Research Manager for Johnson Matthey, plc., where he led the spin-off of the biomedical research group to form AnorMED. From 2009 to 2013, Dr. Abrams served as Board Chairman of Indel Therapeutics. Dr. Abrams has a Ph.D. in Chemistry from the Massachusetts Institute of Technology and a B.A. in Chemistry from Bowdoin College. In 2009 he was a co-recipient of the Georg Charles de Hevesy Nuclear Pioneer Award from the Society of Nuclear Medicine for his work in the invention of the radiopharmaceutical, Cardiolite.

Bruce Cousins, C.A., Executive Vice President and Chief Financial Officer. Mr. Bruce Cousins has served as our Executive Vice President and Chief Financial Officer since October 2013. Mr. Cousins has over 22 years’ experience both working for multi-million dollar companies and leading start-ups through to successful completion of their strategic growth plans. In 2004, Mr. Cousins joined Aspreva Pharmaceuticals and led its highly successful IPO. In 2008, he played a key leadership role in the eventual sale of Aspreva in a $915 million all-cash transaction. Prior to joining Aspreva, Mr. Cousins spent 14 years with Johnson & Johnson (J&J) working in operations and finance, both domestically and internationally. Prior to the pharmaceutical industry, Mr. Cousins was a chartered accountant with Deloitte & Touche. More recently, Mr. Cousins has held senior roles in the renewable energy sector, and from 2011 to 2013 he was Chief Executive Officer of Carmanah Technologies Corporation, a TSX-listed company. Mr. Cousins completed a Bachelor of Commerce degree from McMaster University in 1987 and received a Chartered Accountant designation in 1989.

Mark Kowalski, M.D., Ph.D., Chief Medical Officer and Senior Vice President. Dr. Mark Kowalski has served as our Chief Medical Officer (CMO) and Senior Vice President since August 2013. Dr. Kowalski has extensive experience in Phase I through Phase IV drug development and clinical trials in a wide variety of therapeutic areas including oncology, urology, infectious diseases, analgesia, allergy, rheumatology and cardiovascular diseases. His experience also includes basic scientific research on the molecular biology of HIV as well as clinical practice in internal medicine. Prior to joining Tekmira, Dr. Kowalski worked in the oncology and inflammation therapeutic area at Gilead Sciences, Inc. following Gilead’s $510-million acquisition of YM BioSciences Inc. Previously, Dr. Kowalski had been CMO and Vice President of Regulatory Affairs at YM BioSciences Inc. Dr. Kowalski’s experience also encompasses being the CMO and Vice President of Medical/Regulatory Affairs at Viventia Biotechnologies Inc. Prior to Viventia, he was the Senior Director of Medical Affairs at AAIPharma Inc. Dr. Kowalski holds a B.A. from Rutgers University and an M.D. and Ph.D. from the University of Kansas School of Medicine. He completed his postgraduate training in internal medicine and infectious diseases at Duke University and Harvard Medical School.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Technical Officer. Dr. MacLachlan served as our Executive Vice President and Chief Scientific Officer from May 2008 to January 2014, at which time he became head of a newly formed group focused on medical countermeasures as Executive Vice President and Chief Technical Officer. Dr. MacLachlan was a co-founder of Protiva in 2000 and led Protiva’s R&D program since the company’s inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he co-founded Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the National Cancer Institute, numerous academic institutions and most major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene and Cell Therapy and serves on the Editorial Board of the journals Molecular Therapy, Molecular Therapy – Nucleic Acids and Nucleic Acid Therapeutics.

R. Hector MacKay-Dunn, J.D., Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn, a Senior Partner at Farris, Vaughan, Wills & Murphy LLP., advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on corporate and complex domestic and international mergers, acquisitions and cross-border transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. He is a past Chair of the BC Innovation Council, and past Director of Genome British Columbia, the B.C. Leading Edge Endowment Fund, Aspreva Pharmaceuticals and Cantest Ltd. Mr. MacKay-Dunn serves on the board and executive committee of Tennis Canada, the national governing body for Tennis in Canada, and is past president of both the United Way of the Lower Mainland and the Vancouver Red Cross.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, collaboration, acquisition or merger and acquisition activity.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds that we receive from the issue of our Securities will be used for working capital and general corporate purposes, including, but not limited to, progressing our research and development programs, supporting our clinical programs and manufacturing activities, and advancing and protecting our LNP technology.

As of December 31, 2013, we estimate that our (unaudited) working capital was US$66.9m (C$71.2m) and (unaudited) cash balance was $68.7 million (C$73.1 million).

More specific allocations will be included in an applicable Prospectus Supplement relating to a specific offering of Securities. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds or from the proceeds of any offering under this Prospectus.

We will include disclosure in accordance with Item 4 of Canadian Form 44-101F1 in any Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in our share capitalization since September 30, 2013.

As a result of the issuance of Securities under this Prospectus, our share capital may be increased by up to a maximum of $150,000,000.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value, of which 19,680,076 were issued and outstanding as at February 27, 2014, and an unlimited number of Preferred shares without par value, of which none were issued and outstanding as at February 27, 2014. None of our Common Shares are held by us or on behalf of us.

Common Shares

The holders of our Common Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares. Our Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The preferred shares of Tekmira may be issued from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by the directors of Tekmira. The Tekmira preferred shares are entitled to priority over the Common Shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or a winding-up. The holders of preferred shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the directors of Tekmira.

Dividend Policy

We have not paid any dividends since our incorporation. At the discretion of our board of directors, we will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our board of directors to retain all earnings to finance our business plan.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with Common Shares.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants are denominated;

•	the number of Common Shares that may be purchased on the exercise of the Warrants and conditions and procedures that will result in an adjustment of that number;

•	the exercise price of the Warrants and the dates or periods during which the Warrants are exercisable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

•	any other material terms of the Warrants.

One or more warrant indentures or agreements between us and a warrant agent that we will name in the applicable Prospectus Supplement may be applicable to any issuance of Warrants. Under such warrant indenture or agreement, an original purchaser of Warrants will have a contractual right of rescission following the issuance of Warrants of the Company to such purchaser, entitling the purchaser to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date such Warrants are issued. See “Purchaser’s Contractual Rights of Rescission” below.

Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of Common Shares. We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security (including, in the case of a Unit, a contractual right of rescission—see “Purchaser’s Contractual Rights of Rescission” below.). The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which the currency or currencies in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer, adjustment or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers, or agents;

•	the purchase price of, and form of consideration for, the Securities and the proceeds to us;

•	any delayed delivery arrangements;

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation;

•	the offering price for Securities (or the manner of determination thereof if offered on a non-fixed price basis);

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial and federal securities legislation, or to contribution with respect to payments that such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Any offering of Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants or Units will not be listed on any securities exchange or any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants or Units may be sold and purchasers may not be able to resell Warrants or Units purchased under this Prospectus. This may affect the pricing of the Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants or Units or as to the liquidity of the trading market, if any, for the Warrants or Units.

PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR.” The following table sets forth, for the 12 month period prior to the date of this Prospectus, the reported high and low prices and the average volume of trading of the Common Shares on the TSX and NASDAQ.

Month Ended	NASDAQ High (US$)	NASDAQ Low (US$)	Aggregate Trading Volume	TSX High (CDN$)	TSX Low (CDN$)	Aggregate Trading Volume
February 28, 2014 (1)	$24.88	$13.66	9,320,599	$27.50	$15.06	2,226,521
January 31, 2014	$14.85	$7.65	6,973,000	$16.50	$8.14	1,752,800
December 31, 2013	$8.69	$7.17	1,950,400	$9.18	$7.61	495,200
November 30, 2013	$9.07	$7.19	2,759,700	$9.45	$7.75	404,800
October 31, 2013	$11.42	$6.93	10,071,700	$11.62	$7.16	1,903,400
September 30, 2013	$7.72	$5.33	2,422,900	$7.90	$5.57	610,600
August 31, 2013	$6.09	$5.08	1,477,100	$6.21	$5.26	374,500
July 31, 2013	$5.46	$4.70	1,800,200	$5.60	$4.96	661,500
June 30, 2013	$5.07	$4.61	580,100	$5.21	$4.76	232,200
May 30, 2013	$5.02	$4.58	970,300	$5.20	$4.58	417,300
April 30, 2013	$5.25	$4.25	2,431,200	$5.34	$4.35	782,700
March 31, 2013	$4.86	$4.18	1,799,800	$4.96	$4.31	585,300
February 29, 2013	$4.87	$4.31	592,600	$4.89	$4.41	222,200

(1)	As of close on February 27, 2014.

PRIOR SALES

Except as disclosed below, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the 12 month period preceding the date of this Prospectus.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this Prospectus. Our stock options are denominated in Canadian dollars. For presentation purposes, our stock options have been converted to U.S. dollars using the average exchange rate in the month of issuance.

Date of grant	Number of options	Exercise price
March 7, 2013	16,250	$4.43
March 18, 2013	750	$4.38
April 4, 2013	5,000	$4.41
April 15, 2013	5,750	$4.56
May 3, 2013	750	$4.56
July 15, 2013	1,500	$4.86

Date of grant	Number of options	Exercise price
July 8, 2013	1,500	$4.91
July 3, 2013	2,000	$4.80
July 31, 2013	10,000	$5.12
August 12, 2013	60,000	$5.52
August 30, 2013	1,000	$5.24
September 16, 2013	2,250	$5.50
September 26, 2013	4,000	$7.16
September 30, 2013	500	$7.30
October 7, 2013	150,000	$8.80
October 15, 2013	500	$9.17
October 28, 2013	1,000	$9.59
November 25, 2013	750	$8.01
December 6, 2013	1,500	$8.06
January 2, 2014	75,000	$7.59
January 27, 2014	91,875	$11.94
February 3, 2014	4,000	$14.17
February 5, 2014	135,000	$14.85
February 12, 2014	15,000	$15.68

The following table summarizes the issuance by us of our Common Shares pursuant to the exercise of stock options within the 12 month period preceding the date of this Prospectus. Our stock options are denominated in Canadian dollars. For presentation purposes, our stock options have been converted to U.S. dollars using the average exchange rate in the month of exercise.

Date of exercise	Number of options	Exercise price
February 28, 2013	750	$2.08
May 24, 2013	200	$1.47
May 24, 2013	1,000	$2.06
May 24, 2013	300	$2.35
May 24, 2013	200	$3.78
June 13, 2013	750	$1.81
June 13, 2013	1,250	$2.04
July 4, 2013	625	$2.02
July 4, 2013	500	$2.31
August 19, 2013	500	$1.44
August 19, 2013	1,500	$2.02
August 19, 2013	1,500	$2.31
August 19, 2013	500	$3.70
August 19, 2013	450	$4.51
August 30, 2013	250	$2.02
August 30, 2013	200	$3.70
September 4, 2013	200	$1.45
September 4, 2013	625	$2.03
September 4, 2013	500	$2.32
September 4, 2013	200	$3.72

Date of exercise	Number of options	Exercise price
September 4, 2013	225	$4.53
September 30, 2013	200	$1.45
September 30, 2013	625	$2.03
September 30, 2013	500	$2.32
October 2, 2013	200	$1.45
October 4, 2013	400	$1.45
October 4, 2013	625	$2.03
October 4, 2013	600	$2.32
October 4, 2013	420	$2.89
October 4, 2013	126	$2.99
October 4, 2013	500	$3.71
October 4, 2013	725	$4.53
October 4, 2013	125	$4.97
October 6, 2013	800	$1.45
October 6, 2013	2,500	$2.03
October 6, 2013	5,000	$2.11
October 6, 2013	2,000	$2.32
October 11, 2013	4,150	$1.45
October 11, 2013	750	$2.03
October 17, 2013	200	$1.45
October 17, 2013	500	$2.03
October 17, 2013	300	$2.32
October 17, 2013	200	$3.71
October 17, 2013	225	$4.53
October 17, 2013	125	$4.97
October 18, 2013	5,000	$2.89
October 18, 2013	2,500	$5.21
October 18, 2013	1,500	$6.75
October 24, 2013	5,000	$1.74
October 24, 2013	5,000	$2.89
October 24, 2013	5,000	$3.71
October 24, 2013	2,500	$5.21
October 24, 2013	9,000	$5.40
October 24, 2013	5,000	$6.27
October 24, 2013	1,500	$6.75
October 28, 2013	375	$1.83
October 28, 2013	625	$2.03
November 4, 2013	425	$2.00
November 4, 2013	300	$3.67
November 4, 2013	250	$4.47
November 14, 2013	5,000	$1.72
November 14, 2013	5,000	$2.86
November 14, 2013	5,000	$3.67

Date of exercise	Number of options	Exercise price
November 22, 2013	1,000	$2.29
December 9, 2013	675	$0.42
January 15, 2014	1,250	$1.92
January 15, 2014	17,000	$3.52
January 15, 2014	2,000	$4.29
January 15, 2014	12,500	$4.71
January 15, 2014	12,551	$4.94
January 15, 2014	84,000	$5.12
January 15, 2014	10,000	$5.94
January 15, 2014	3,000	$6.40
January 16, 2014	14,500	$2.74
January 16, 2014	15,000	$2.83
January 16, 2014	500	$3.52
January 17, 2014	3,500	$1.55
January 17, 2014	11,000	$1.65
January 17, 2014	25,000	$2.19
January 17, 2014	500	$2.74
January 20, 2014	3,800	$1.37
January 20, 2014	3,250	$1.92
January 20, 2014	5,000	$2.19
January 20, 2014	3,000	$3.52
January 20, 2014	1,500	$4.29
January 20, 2014	2,000	$4.71
January 20, 2014	550	$4.94
January 20, 2014	1,450	$5.12
January 23, 2014	800	$1.37
January 23, 2014	750	$1.92
January 23, 2014	1,033	$2.74
January 23, 2014	5,000	$3.52
January 23, 2014	788	$4.94
January 23, 2014	4,250	$5.12
January 23, 2014	192	$6.40
January 23, 2014	600	$10.60
January 24, 2014	250	$2.19
January 24, 2014	150	$3.41
January 24, 2014	125	$4.71
January 27, 2014	1,900	$2.83
January 27, 2014	300	$6.40
January 28, 2014	1,000	$4.27
January 29, 2014	2,000	$5.12
January 29, 2014	5,000	$5.94
January 31, 2014	1,200	$1.37
January 31, 2014	1,600	$3.52

Date of exercise	Number of options	Exercise price
January 31, 2014	1,500	$4.29
January 31, 2014	1,500	$2.19
January 31, 2014	200	$4.29
January 31, 2014	312	$1.92
February 3, 2014	5,000	$1.53
February 3, 2014	750	$1.90
February 3, 2014	313	$1.90
February 3, 2014	750	$1.90
February 3, 2014	150	$4.23
February 3, 2014	65	$4.23
February 3, 2014	500	$4.65
February 3, 2014	2,000	$4.65
February 3, 2014	5,550	$5.06
February 3, 2014	630	$5.06
February 3, 2014	250	$5.82
February 3, 2014	600	$6.32
February 4, 2014	200	$1.36
February 4, 2014	15,250	$1.54
February 4, 2014	250	$3.44
February 4, 2014	200	$3.48
February 4, 2014	300	$4.24
February 4, 2014	375	$5.07
February 4, 2014	2,500	$5.20
February 6, 2014	312	$1.90
February 6, 2014	5,000	$2.71
February 6, 2014	2,500	$4.88
February 6, 2014	10,000	$6.33
February 7, 2014	2,500	$4.90
February 7, 2014	9,000	$5.08
February 7, 2014	5,000	$5.90
February 7, 2014	1,500	$6.35
February 11, 2014	5,000	$1.63
February 12, 2014	800	$2.73
February 12, 2014	1,250	$4.08
February 12, 2014	1,200	$4.91
February 12, 2014	1,000	$11.89
February 13, 2014	313	$1.91
February 13, 2014	375	$4.69
February 13, 2014	375	$5.10
February 14, 2014	250	$1.91
February 14, 2014	175	$4.27
February 14, 2014	125	$4.69
February 14, 2014	375	$5.10

Date of exercise	Number of options	Exercise price
February 18, 2014	5,000	$1.37
February 19, 2014	600	$1.37
February 19, 2014	1,688	$1.92
February 19, 2014	800	$2.19
February 19, 2014	300	$2.35
February 19, 2014	620	$2.72
February 19, 2014	126	$2.81
February 19, 2014	600	$3.49
February 19, 2014	300	$4.25
February 19, 2014	250	$4.66
February 19, 2014	595	$4.89
February 19, 2014	500	$5.07
February 19, 2014	100	$10.50
February 19, 2014	1,000	$11.83
February 21, 2014	2,500	$4.85
February 21, 2014	22,000	$5.03
February 21, 2014	5,000	$5.84
February 21, 2014	1,500	$6.29
February 24, 2014	1,063	$1.90
February 24, 2014	375	$4.66
February 24, 2014	210	$6.33
February 25, 2014	200	$1.35
February 25, 2014	1,500	$1.89
February 25, 2014	600	$2.17
February 25, 2014	400	$3.47
February 25, 2014	600	$4.23
February 25, 2014	500	$4.65
February 26, 2014	2,000	$1.35
February 26, 2014	2,500	$1.89
February 26, 2014	4,000	$2.16
February 26, 2014	1,700	$2.70
February 26, 2014	2,800	$2.79
February 26, 2014	2,000	$3.46
February 26, 2014	2,000	$4.22
February 26, 2014	2,000	$4.63
February 26, 2014	2,551	$4.86
February 26, 2014	6,050	$5.04
February 26, 2014	4,350	$6.30
February 26, 2014	850	$10.43

The following table summarizes the issuance by us of our Common Shares pursuant to the exercise of warrants within the 12 month period preceding the date of this Prospectus. Our warrants are denominated in Canadian dollars. For presentation purposes, our warrants have been converted to U.S. dollars using the average exchange rate in the month of exercise.

Date of exercise	Number of warrants	Number of shares issued	Exercise price
March 4, 2013	9,000	9,000	$2.54
March 15, 2013	5,000	5,000	$2.54
April 3, 2013	11,500	11,500	$2.55
May 7, 2013	1,000	1,000	$3.28
May 9, 2013 (1)	45,000	20,487	$2.55
May 9, 2013	5,000	5,000	$2.50
May 15, 2013	2,500	2,500	$3.22
May 16, 2013	2,500	2,500	$3.24
July 19, 2013 (1)	281,500	102,660	$3.22
August 1, 2013	1,750	1,750	$3.22
August 15, 2013	2,500	2,500	$2.50
September 25, 2013	1,550	1,550	$3.24
September 25, 2013	8,500	8,500	$2.51
September 27, 2013	4,750	4,750	$3.24
October 4, 2013	4,833	4,833	$2.51
October 7, 2013 (1)	87,500	57,369	$3.23
October 8, 2013	6,000	6,000	$2.51
October 10, 2013	2,500	2,500	$2.51
October 10, 2013	5,250	5,250	$3.23
October 15, 2013	2,300	2,300	$2.51
October 25, 2013	1,000	1,000	$2.51
October 28, 2013 (1)	1,500	1,066	$2.51
October 29, 2013	6,500	6,500	$3.23

Date of exercise	Number of warrants	Number of shares issued	Exercise price
October 30, 2013	1,750	1,750	$3.23
October 31, 2013	2,300	2,300	$2.51
November 18, 2013	2,500	2,500	$2.48
November 26, 2013	200	200	$3.19
December 11, 2013	5,000	5,000	$2.44
December 13, 2013	2,500	2,500	$2.44
January 13, 2014	1,000	1,000	$3.06
January 13, 2014	3,400	3,400	$2.38
January 14, 2014	1,500	1,500	$2.38
January 16, 2014	4,500	4,500	$2.38
January 17, 2014	3,000	3,000	$2.38
January 17, 2014	3,500	3,500	$3.06
January 21, 2014	1,500	1,500	$3.06
January 21, 2014	16,450	16,450	$2.38
January 24, 2014	2,500	2,500	$2.38
January 24, 2014	4,750	4,750	$3.06
January 31, 2014	8,700	8,700	$2.38
February 5, 2014	5,000	5,000	$2.34
February 5, 2014	5,000	5,000	$3.02
February 6, 2014	11,364	11,364	$2.35
February 6, 2014	22,550	22,550	$3.03
February 7, 2014	6,250	6,250	$3.04
February 7, 2014	25,000	25,000	$2.36
February 13, 2014	5,000	5,000	$3.05
February 17, 2014	10,000	10,000	$3.05
February 17, 2014	13,800	13,800	$2.37
February 19, 2014	6,000	6,000	$2.35
February 19, 2014	12,650	12,650	$3.03
February 21, 2014	10,150	10,150	$3.01
February 24, 2014	16,500	16,500	$3.03
February 26, 2014	3,500	3,500	$3.01

(1)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrantholders were issued with the number of common shares which is equal to the value of the warrants at the time of exercise based upon Tekmira’s share price at that time.

On October 22, 2013, we completed an offering of 3,750,000 Common Shares at $8.00 per Common Share for aggregate gross proceeds of $30,000,000. On November 1, 2013, we completed the closing of the full underwriter over-allotment option of the offering and issued an additional 562,500 Common Shares at a price of $8.00 per Common Share.

MATERIAL CONTRACTS

In addition to the material contracts disclosed in the Company’s annual information form on Form 20-F for the fiscal year ended December 31, 2012, the Company (and its wholly owned subsidiaries Protiva Biotherapeutics Inc. and Protiva Agricultural Development Company Inc.) entered into an option agreement with Monsanto Canada, Inc. dated January 12, 2014 (the Option Agreement), supporting the application of the Company’s proprietary delivery technology and related intellectual property (IP) for use in agriculture, pursuant to which Monsanto may obtain a license to use the Company’s proprietary delivery technology. The potential value of the transaction could reach up to $86.2 million following the successful completion of milestones. On January 21, 2014 the Company received $14.5 million of the net $16.5 million in near term payments pursuant to the Option Agreement. In connection with the Option Agreement, Protiva Biotherapeutics Inc., Protiva Agricultural Development Company Inc. and Monsanto Company entered into the Protiva-Monsanto Services Agreement dated January 12, 2014, and Monsanto Canada, Inc., the Company, Protiva Biotherapeutics Inc. and Protiva Agricultural Development entered into a License and Services Agreement dated January 12, 2014.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities by an investor who is subject to United States federal taxation.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to the Securities will be passed upon for us by Farris, Vaughan, Wills & Murphy, LLP, with respect to matters of Canadian law, and Dorsey & Whitney LLP, with respect to matters of United States law. The partners and associates of Farris, Vaughan, Wills & Murphy, LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by Tekmira.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada) at its offices in Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP; and

•	powers of attorney from our directors and officers.

PURCHASERS’ CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Warrants (or Units comprised partly thereof) will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus.

This contractual rights of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable Provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

2,125,000 Common Shares

US$28.50 per share

Leerink Partners

PROSPECTUS SUPPLEMENT